W. P. CAREY | 2011 Annual Report

Carey Watermark
INVESTORS



With the experience, expertise and resources of W. P. Carey and Watermark Capital Partners, we believe we can achieve long-term growth in value and realize attractive, risk-adjusted returns for our investors.











Dear Investor

CWI brings together the complementary resources, experience and expertise of leading global investment manager W. P. Carey and Watermark Capital Partners, a private investment and management firm specializing in real estate private equity transactions that focus on lodging.

Last year, we made our first investments in the Chateau Bourbon Hotel in the French Quarter of New Orleans and the Hotel Maya and the Residence Inn, two hotels in Long Beach, California, for a total cost of approximately $31.3 million. The opportunities in the lodging industry, as well as our investor partnership and focused strategy, have firmly positioned the fund for growth.

We believe now is an attractive cyclical investment point in the commercial real estate and lodging industry cycle. Following a few years of erosion in the lodging industry, we now see marked improvement in key trends, including both rate and occupancy. As a cyclical industry that has historically been closely correlated with growth in U.S. GDP, hotel-sector values declined 43% from their 2006 peak through 2009. These conditions should present a significant opportunity to acquire undervalued assets at a time when competition is down, capital is essential and lodging fundamentals are on the rebound. We believe a real, but uneven, recovery is taking hold, placing a premium on the skill, judgment and investment track record of industry leaders like W. P. Carey and Watermark Capital.

Our collective goal is simple—to achieve long-term growth and generate attractive, risk-adjusted returns. Our unwavering focus on acquiring, managing and enhancing the value of lodging properties will drive our strategy.

We aim to accomplish this objective by following our rigorous five-step investment process:

1. **Identify**—Utilizing our diverse current and past operating partners and industry relationships, we are specifically targeting investment properties with broken capital structures; distressed hotel situations requiring new capital; and financial institutions seeking to dispose of real estate assets.

2. **Underwrite**—We thoroughly evaluate each investment based on market fundamentals, property attributes, financial analysis and real estate considerations and develop a targeted business plan for each.

3. **Acquire**—Transactions exceeding $10 million are reviewed by our investment committee. Composed primarily of independent board members, the committee is a separate and final step in the acquisition process.

4. Manage—The operationally intensive nature of lodging assets presents opportunities to enhance value through aggressive portfolio and asset-specific management. This includes proactive oversight of third-party management; companies in order to enhance operational performance; brand and management changes; market positioning; revenue and expense management; strategic capital expenditures; and enhancement of operating efficiencies.

5. Exit—Generally, our intention is to hold our investments for an extended period, which is determined based on the strategic plan for the asset in conjunction with the overall plan for the portfolio. An asset may be sold before the end of the expected holding period, however, if we believe the sale is in the best interest of our investors.

Our initial investments showcase our strategy in action. CWI acquired a controlling equity interest in the Hotel Maya and the Residence Inn in Long Beach, California in May 2011. Representing an investment of approximately $43 million, including our share of the venture's debt, we believe our partnership with the existing owner, Ensemble Hotel Partners, an experienced manager/developer with strong local ties, may yield results for these two complementary properties with leading brands.

In September 2011, CWI purchased 80% of the Chateau Bourbon Hotel in the French Quarter of New Orleans. An approximately $31.3 million investment, including our share of the venture's debt, CWI has a controlling equity interest and is partnering with HRI Properties, the current owner with an established local real estate presence. Purchased at what we believe to be substantially below the hotel's replacement value, the property is undergoing a full renovation and will be rebranded as the Hyatt French Quarter Hotel in May 2012.

We are also pleased to report that we just completed an agreement with Hard Rock International, owner of the Hard Rock Cafe brand, to lease an approximately 10,000-square-foot in the Chateau Bourbon Hotel. Hard Rock Cafe New Orleans is scheduled to move into the space before the end of the calendar year.

While the past year was one of new beginnings for CWI, it marked the end of an era for W. P. Carey whose Founder and Chairman, Wm. Polk Carey, passed away on January 2, 2012. Bill was an extraordinary man—an entrepreneur, a pioneer in global corporate finance and a philanthropist for more than six decades.

Our resolve to continue Bill's work means we remain more committed than ever to making CWI a success by achieving long-term growth in value and realizing attractive, risk-adjusted returns for our investors.

We look forward to continuing to strengthen and expand the CWI portfolio over the year ahead and thank you for your investment.

Sincerely,

Trevor P. Bond
Chairman of the Board of Directors
Carey Watermark Investors Incorporated

Michael G. Medzigian
Chief Executive Officer
Carey Watermark Investors Incorporated

Financial Highlights

TABLE OF CONTENTS

Selected Financial Data

	YEARS ENDED DECEMBER 31, 2011	2010
Operating Data[a]		
Total revenues[b]	$ —	$ —
Net loss	(711,857)	(297,551)
Loss per share	(0.27)	(31.65)
Balance Sheet Data		
Total assets	$41,775,082	$ 332,989
Equity investments in real estate	33,465,628	—
Due to affiliates[c]	456,367	45,500
Other Information		
Cash flow used in operating activities	$ (1,091,232)	$ (61,299)
Cash distributions paid	605,778	—

(a) For the period from inception (March 10, 2008) through December 31, 2009, we had no significant assets, cash flows, or results of operations, and accordingly periods prior to January 1, 2010 are not presented.
(b) We currently have no consolidated investments or related revenues; however, we recognize income from our equity investments in real estate.
(c) Amounts due to affiliates for the year ended December 31, 2011 and 2010, do not include accumulated organization and offering costs incurred by our advisor of approximately $4,159,202 and $3,387,197, respectively (Notes 3 and 6).

Management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. MD&A also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.

BUSINESS OVERVIEW

As described in more detail in Item 1 of this report, we are a publicly owned, non-listed REIT formed as a Maryland corporation in March 2008 for the purpose of acquiring, owning, disposing of and, through the advisor, managing and seeking to enhance the value of interests in lodging and lodging-related properties. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions to our stockholders and other factors. We intend to conduct substantially all of our investment activities and own all of our assets through the Operating Partnership. We are a general partner and a limited partner of, and own a 99.985% capital interest in, the Operating Partnership. Carey Watermark Holdings, which is owned indirectly by WPC and Watermark Capital Partners, holds a special general partner interest of 0.015% in the Operating Partnership.

FINANCIAL HIGHLIGHTS

	YEARS ENDED DECEMBER 31, 2011	2010
Income from equity investments in real estate	$ 1,081,590	$ –
Net loss	(711,857)	(297,551)
Cash flow used in operating activities	(1,091,232)	(61,299)
Distributions paid	605,778	–
Supplemental financial measures:		
Modified funds from (used in) operations	276,622	(297,551)
Adjusted cash flow used in operating activities	(574,029)	(297,551)

We consider the performance metrics listed above, including certain supplemental metrics that are not defined by GAAP ("non-GAAP"), such as Modified funds from operations, or ("MFFO"), and Adjusted cash flow used in operating activities, to be important measures in the evaluation of our results of operations, liquidity and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to stockholders. See Supplemental Financial Measures below for our definition of these non-GAAP measures and reconciliations to their most directly comparable GAAP measure.

We began operations in March 2011. For the year ended December 31, 2011, we earned income from equity investments in real estate of $1,081,590 which we received in the form of cash distributions related to the two investments we entered into during the second and third quarters of 2011.

SIGNIFICANT DEVELOPMENTS

Acquisitions

Through the date of this Report, we have made two investments. During May 2011, we made our first acquisition by acquiring a 49% interest in the Long Beach Venture that we completed with LBHP-Ensemble Hotel Partners, LLC ("Ensemble"), the owner of the leasehold interests in two waterfront hotel properties located in Long Beach, CA., the Hotel Maya, a DoubleTree by Hilton Hotel (the "Hotel Maya"); and the Residence Inn Long Beach Downtown (the "Residence Inn"). In September 2011, we completed an investment in the New Orleans Venture with Historic Restoration, Inc. ("HRI"), the owner of the leasehold interests in the Chateau Bourbon Hotel, a hotel property in New Orleans, Louisiana, in which we acquired an approximate 80% interest (Note 4).

Public Offering

Since the beginning of our offering in September 2010, we have raised $56,507,996 through March 16, 2012, of which $47,462,125 and $9,045,871, inclusive of reinvested distributions, were raised during 2011 and 2012, respectively.

Quarterly Distributions

Our first quarter 2012 daily cash distribution is $0.00109890 per share, which equates to $0.40 per share on an annualized basis and will be paid in aggregate on April 16, 2012 to stockholders of record on each day during the first quarter.

CURRENT TRENDS

Lodging Fundamentals

According to data from Smith Travel Research, the U.S. hotel industry reported increases in the fourth quarter of 2011 for the following three key performance metrics: occupancy, ADR, and RevPAR. For the fourth quarter of 2011 in year-over-year measurements the industry's occupancy increased 3.8% from 53.5% to 55.5%, average daily rate rose 3.9% from $98.32 to $102.15, and RevPAR increased by 7.9% from $52.50 to $56.65. Despite continuing global economic concerns as of the date of this Report, hotel operators and industry analysts maintain that key performance indicators show no sign of a slowdown.

Due to the lack of new construction starts in lodging properties in recent years as well as a current scarcity of construction financing, we believe that new lodging supply growth should remain below historical levels for the foreseeable future. We anticipate that this low supply growth, coupled with expected growth in demand, will allow operators to continue to increase ADRs in the near term. However, we acknowledge that the uncertainty surrounding the current economic outlook could jeopardize the strength and sustainability of the lodging cycle.

Investor Capital Inflows

According to Robert A. Stanger Co., investor capital inflows for non-listed REITs overall showed modest improvement, 3.3%, during 2011 over the prior year.

Our advisor continues to expand the number of broker-dealers selling our shares, which we believe will further improve funding.

Capital Markets

During 2011, we believe the share prices of publicly-traded REITs decreased, which we believe has reduced their ability and/or desire to pursue acquisitions. We believe this has altered the competitive landscape and has created an increasingly attractive environment with potentially more limited competition.

HOW WE EVALUATE RESULTS OF OPERATIONS

We evaluate our results of operations with a primary focus on our ability to generate cash flow necessary to meet our objectives of funding distributions to stockholders and increasing our equity in our real estate. As a result, our assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

We consider cash flows from operating activities, cash flows from investing activities, cash flows from financing activities and certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily from distributions from our investments. Our evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in evaluating our ability to fund operating expenses, service our share of our investees' debt and fund distributions to stockholders.

We consider Adjusted cash flows from operating activities, a non-GAAP metric, as a supplemental measure of liquidity in evaluating our ability to sustain distributions to stockholders. We consider this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows us to evaluate such cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, we exclude cash distributions from equity investments in real estate that are sourced from the sales of the joint venture's assets or refinancing of debt because we deem them to be returns of investment and not returns on investment.

We focus on measures of cash flows from investing activities and cash flows from financing activities in our evaluation of our capital resources. We anticipate that investing activities will typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. We anticipate that financing activities will primarily consist of the payment of distributions to stockholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making our share of our joint ventures' mortgage principal payments. Our financing strategy is to attempt to purchase substantially all of our properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan generally has recourse only to the property collateralizing such debt and not to any of our other assets. We expect that this strategy will allow us to diversify our portfolio of properties and, thereby, limit our risk.

RESULTS OF OPERATIONS

We are a recently formed company and have a limited operating history. We are dependent upon proceeds received from our offering to conduct our proposed activities. Through December 31, 2011, we have made only two investments as described above. The capital required to purchase any property will be obtained from the offering proceeds and from any mortgage indebtedness that we may incur in connection with the acquisition of any property or thereafter.

General and Administrative Expenses

For the years ended December 31, 2011 and 2010, general and administrative expenses were $1,612,111 and $297,551, respectively, reflecting operating activity which commenced during 2011.

General and administrative expenses for the year ended December 31, 2011 primarily include professional fees of $863,662, acquisition costs of $498,472, amounts paid to the subadvisor of $487,574 and cash compensation to our independent directors of $180,750. Expenses during 2011 included amortization of stock based compensation related to awards to directors and employees of our subadvisor of $137,828. Pursuant to the advisory agreement with the advisor, the amount of these expenses that we are permitted to incur are limited and, therefore, the expenses during 2011 were reduced by $681,565 of excess operating expenses which were charged back to the advisor (Note 3).

General and administrative expenses for the year ended December 31, 2010 primarily included professional fees of $249,110 and compensation to our independent directors of $45,500.

Property Expenses

For the year ended December 31, 2011, property expenses were $170,694, representing asset management fees to the advisor.

Income from Equity Investments in Real Estate

Income from equity investments in real estate represents earnings from our equity method investments recognized in accordance with each respective investment agreement and, where applicable, based upon the allocation of the investment's net assets at book value as if the investment were hypothetically liquidated at the end of each reporting period. Under current authoritative accounting guidance for investments in unconsolidated ventures, we are required to periodically compare an investment's carrying value to its estimated fair value and recognize an impairment charge to the extent that the carrying value exceeds fair value and is determined to be other than temporary.

For the year ended December 31, 2011, income from our equity investments was $1,081,590. Equity earnings was comprised of cash distributions of $735,000 from our Long Beach Venture and $346,590 from the New Orleans Venture.

Interest Expense

For the year ended December 31, 2011, interest expense was $10,642, related to borrowings from an affiliate of the advisor in connection with our two acquisitions (Note 3).

Net Loss

For the year ended December 31, 2011, the resulting net loss was $711,857. For the year ended December 31, 2010, the resulting net loss was $297,551.

Modified Funds From (Used in) Operations

For the years ended December 31, 2011 and 2010, MFFO was $276,622 and $(297,551), respectively reflecting an improvement related to earnings from our equity investments in real estate, acquired in 2011.

FINANCIAL CONDITION

We are raising capital from the sale of our common stock in our initial public offering and expect to use such proceeds to acquire, own, dispose of and manage and seek to enhance the value of interests in lodging and lodging-related properties. After investing capital raised through our initial public offering, we expect our primary source of operating cash flow to be generated from cash flow from our investments. We expect that these cash flows will fluctuate period to period due to a number of factors, which may include, among other things, the occupancy rate of our properties and the success of our investment strategy. Despite this fluctuation, we believe our investments will generate sufficient cash from operations to meet our short-term and long-term liquidity needs. However, as we continue to raise capital, it may be necessary to use cash raised in our initial public offering to fund our operating activities.

As a REIT, we are not subject to U.S. federal income taxes on amounts distributed to stockholders provided we meet certain conditions, including distributing at least 90% of our taxable income to stockholders. Our objectives are to pay quarterly distributions at an increasing rate, to increase equity in our real estate through regular mortgage principal payments and to own a geographically diversified portfolio of lodging properties that will increase in value. Our distributions since inception have exceeded our earnings and our cash flow from operating activities and have been entirely paid from offering proceeds. We expect that future distributions will be paid in whole or in part from offering proceeds, borrowings and other sources, without limitation, particularly during the period before we have substantially invested the net proceeds from this offering.

As a REIT, we are allowed to own lodging properties but are prohibited from operating these properties. In order to comply with applicable REIT qualification rules, we enter into leases for each of our lodging properties with TRS lessees. The TRS lessees in turn contract with independent property operators that manage day-to-day operations of our properties under the oversight of the subadvisor.

Liquidity and Capital Resources

We expect to meet our short-term liquidity requirements generally through existing cash balances and, if necessary, short-term borrowings. Our existing cash balances will fund our operating costs in the near team. As we acquire hotel assets with the proceeds from our ongoing initial public offering, we believe that our net cash provided by operations will be adequate to fund operating requirements, pay interest of any borrowings and fund dividends in accordance with REIT requirements of the federal income tax laws. Over time, we expect to meet our long-term liquidity requirements, including funding additional hotel property acquisitions, through long-term secured and unsecured borrowings and the issuance of additional equity or debt securities.

We expect that, in light of current market conditions, our investment portfolio will be 50% leveraged, on average. This reflects our current expectation for the overall portfolio. We may fund some individual investments solely or primarily using our equity capital and others may be financed with greater than 50% leverage. If conditions in the financing markets continue to improve, our average portfolio leverage may exceed our current expectations. The maximum leverage that the advisor may arrange for us to incur in the aggregate on our portfolio, without the need for further approval, is limited to the lesser of 75% of the total costs of our investments or 300% of our net assets.

Our liquidity is affected adversely by unanticipated costs and greater-than-anticipated operating expenses. To the extent that our working capital reserve is insufficient to satisfy our cash requirements, additional funds may be provided from future cash generated from operations or through short-term borrowings including from the advisor or its affiliates. In addition, subject to limitations described in our prospectus, we may incur indebtedness in connection with the acquisition of any property, refinance the debt thereon, arrange for the leveraging of any previously unfinanced property or reinvest the proceeds of financings or refinancings in additional properties.

Sources and Uses of Cash During the Year

We intend to use the cash flow generated from hotel operations to meet our operating expenses and fund distributions to stockholders. Our cash flows fluctuate from period to period due to a number of factors, which may include, among other things, the timing of purchases of lodging properties, the timing and characterization of distributions from equity investments in lodging properties and seasonality in the demand for our lodging properties. Despite these fluctuations, we believe that as we continue to invest the proceeds of our offering, we will generate sufficient cash from operations and from our equity investments to meet our short-term and long-term liquidity needs. We may also use existing cash resources and the issuance of additional equity securities to meet these needs. We assess our ability to access capital on an ongoing basis. Our sources and uses of cash during the year are described below.

Operating Activities

During the year ended December 31, 2011, cash used for operating activities was $1,091,232, primarily due to our net loss in the period.

Investing Activities

Cash used for investing activities for the current year was $33,465,628, which is comprised of $20,466,041 for our investment in the Long Beach Venture and $12,999,587 for our investment in the New Orleans Venture.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2011 was $42,254,594, primarily as a result of raising funds through the issuance of shares of our common stock in our initial public offering, net of offering costs. This was partially offset by distributions paid in 2011 of $605,778. In addition, we received proceeds from loans totaling $6,000,000 from one of the advisor's subsidiaries, which we had fully repaid by December 31, 2011.

Our objectives are to generate sufficient cash flow over time to provide stockholders with increasing distributions and to seek investments with potential for capital appreciation throughout varying economic cycles. Through January 13, 2012, we have made distributions to stockholders totaling $1,046,913, which is comprised of distributions of $472,989 paid to our stockholders in cash and $573,924 of cash distributions reinvested by stockholders in shares of our common stock pursuant to our distribution reinvestment plan. We have funded all of these distributions from the proceeds of our public offering.

Adjusted Cash Flow from Operating Activities

Our adjusted cash flow from (used in) operating activities for the years ended December 31, 2011 and 2010 was $(574,029) and $(297,551), respectively. For a definition of Adjusted cash flow from operating activities and reconciliation to cash flow used in operating activities, see Supplemental Financial Measures below.

Redemption Plan

We maintain a quarterly redemption program pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from stockholders seeking liquidity. We limit the number of shares we may redeem so that the shares we redeem in any quarter, together with the aggregate number of shares redeemed in the preceding three fiscal quarters, does not exceed a maximum of 5% of our total shares outstanding as of the last day of the immediately preceding quarter. In addition, our ability to effect redemptions will be subject to our having available cash to do so.

Inflation

We will rely on the performance of the hotels to increase revenues to keep pace with inflation. We expect that our hotel operators will possess the ability to adjust room rates daily although competitive pressures may limit the ability of our operators to raise rates faster than inflation or even at the same rate.

Seasonality

In general, hotels maintain higher occupancy and ADRs during the second and third calendar quarters of a given year depending upon location and market. Seasonality experienced by the hotel properties we acquire may cause fluctuations in our quarterly operating revenues and profitability.

CASH RESOURCES

At December 31, 2011, our cash resources consisted of cash and cash equivalents totaling $8,030,723. Our cash resources may be used to fund future investments as well as for working capital needs and other commitments.

CASH REQUIREMENTS

During 2012, we expect that cash payments will include paying distributions to our stockholders, reimbursing the advisor for costs incurred on our behalf and paying normal recurring operating expenses. We expect to continue to use funds raised from our initial public offering as well as distributions from our ventures to invest in new properties and to make distributions to stockholders for the foreseeable future.

Our Long Beach Venture has lump-sum or "balloon" payments of $14,242,371 and $29,205,413 due on February 4, 2014 and September 1, 2017, respectively. In addition, our New Orleans Venture's mortgage of $22,800,000 will become due on September 2, 2014, with the right, but not the obligation, to extend for an additional six months provided certain provisions as defined in the mortgage agreement are met. We currently anticipate that, by their respective due dates, we will have refinanced these loans, but there can be no assurance that we will be able to do so on favorable terms, if at all. If that has not occurred, we would expect to use our cash resources to make these payments, if necessary.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The table below summarizes our off-balance sheet arrangements and other contractual obligations at December 31, 2011 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods:

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
DUE TO AFFILIATE[a]	**$5,101,780**	**$—**	**$5,101,780**	**$—**	**$—**

(a) Represents amounts advanced by the advisor for organization and offering costs subject to a limitation of 2% of offering proceeds of which only a portion, or $942,578, is currently payable under the advisory agreement.

Equity Method Investments

We have investments in two unconsolidated ventures. Certain financial information for these ventures and our ownership interest in the ventures at December 31, 2011 is presented below. Certain financial information provided represents the total amounts attributable to the ventures and does not represent our proportionate share:

VENTURE	OWNERSHIP INTEREST AT DECEMBER 31, 2011	TOTAL ASSETS	TOTAL THIRD-PARTY DEBT	MATURITY DATES
LBHP - Ensemble Partners, LLC	49%	$75,750,600	$46,282,500	2/2014 & 9/2017
CWI - HRI French Quarter Hotel Property LLC	80%	$47,063,257	$23,009,548	9/2014

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

BASIS OF CONSOLIDATION

When we obtain an economic interest in an entity, we evaluate the entity to determine if it is deemed a variable interest entity ("VIE") and, if so, whether we are deemed to be the primary beneficiary and are therefore required to consolidate the entity. Significant judgment is required to determine whether an entity is a VIE and if so, whether it should be consolidated. We review the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE under current authoritative accounting guidance, and to establish whether we have any variable interests in the VIE. We then compare our variable interests, if any, to those of the other variable interest holders to determine which party is the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. We evaluate the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (i) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partners without cause or (ii) substantive participating rights, the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

IMPAIRMENTS

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. We may incur impairment charges on long-lived assets, including equity investments in real estate. We may also incur impairment charges on marketable securities and investments. Estimates and judgments used when evaluating whether these assets are impaired are presented below.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investments may be impaired and to establish whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage. For our unconsolidated investments in real estate, we calculate the estimated fair value of the underlying investment's real estate. The fair value of the underlying investment's debt, if any, is calculated based on market interest rates and other market information. The fair value of the underlying investment's other financial assets and liabilities have fair values that approximate their carrying values.

Supplemental Financial Measures

In the real estate industry, analysts and investors employ certain non-GAAP supplemental financial measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we employ the use of supplemental non-GAAP measures, which are uniquely defined by our management. We believe these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of these non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures are provided below.

Funds from Operations ("FFO") and MFFO

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc., or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to nor a substitute for net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, impairment charges on real estate and depreciation and amortization; and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT's policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate-related depreciation and amortization as well as impairment charges of real estate-related assets, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO described above, investors are cautioned that, due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating the operating performance of the company. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) were put into effect in 2009. These other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT's definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. As disclosed in the prospectus for our offering dated June 4, 2011 (the "Prospectus"), we intend to begin the process of achieving a liquidity event (i.e., listing of our common stock on a national exchange, a merger or sale of our assets or another similar transaction) within six years following the offering date. Thus, we do not intend to continuously purchase assets and intend to have a limited life. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association ("IPA"), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering has been completed and once all of our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and most of our acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of a company's operating performance after a company's offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on a company's operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP measure, consistent with the IPA's Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; where applicable, payments of loan principal made by our equity investees accounted for under the hypothetical liquidation model where such payments reduce our income from equity investments in real estate, nonrecurring impairments of real estate-related investments (i.e., infrequent or unusual, not reasonably likely to recur in the ordinary course of business); mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While we are responsible for managing interest rate, hedge and foreign exchange risk, we retain an outside consultant to review all our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such infrequent gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

Our MFFO calculation complies with the IPA's Practice Guideline described above. In calculating MFFO, we exclude acquisition-related expenses, amortization of above- and below-market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. In addition, we also add back payments of loan principal made by our equity investees accounted for under the hypothetical liquidation model to the extent such payments reduce our income from equity investments in real estate. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by a company. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the company, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives and gains and losses from dispositions of assets as infrequent items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for assessing operating performance. We account for certain of our equity investments using the hypothetical liquidation model which is based on distributable cash as defined in the operating agreement. Equity income for the period recognized under this model may be net of the equity investee's payments of loan principal. Under GAAP, payments of loan principal do not impact net income. We do not consider payments of loan principal to be a factor in determining our operating performance nor to be consistent with the IPA's definition of MFFO and therefore add back the equity investee's payments of loan principal to the extent they have impacted our equity income recognized in the period.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisition costs are generally funded from the proceeds of our offering and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management's analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO accordingly.

FFO and MFFO for all periods presented are as follows:

	YEARS ENDED DECEMBER 31, 2011	2010
Net loss	$ (711,857)	$ (297,551)
Total adjustments	—	—
FFO — AS DEFINED BY NAREIT	**(711,857)**	(297,551)
Adjustments:		
Acquisition expenses[(a)]	498,472	—
Other non-cash charges	137,828	—
Debt principal payments of equity investees[(b)]	352,179	—
TOTAL ADJUSTMENTS	**988,479**	—
MFFO	**$ 276,622**	**$(297,551)**
DISTRIBUTIONS DECLARED FOR THE APPLICABLE PERIOD[(c)]	**$1,046,913**	**$ —**

(a) In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.

(b) We do not consider payments of loan principal to be a factor in determining our operating performance nor to be consistent with the IPA's definition of MFFO and therefore add back the equity investee's scheduled payments of mortgage principal to the extent they have impacted equity income recognized in the period. Amount represents 100% of principal payments made by our equity investees of which we have preferred equity interest.

(c) Distribution data is presented for comparability; however, management utilizes our "Adjusted Cash Flow from Operating Activities" measure to analyze our distribution coverage. See below for a discussion of the source of these distributions.

Adjusted Cash Flow from Operating Activities

Adjusted cash flow from operating activities refers to our cash flow from operating activities (as computed in accordance with GAAP) adjusted, where applicable, primarily to: add cash distributions that we receive from our investments in unconsolidated real estate joint ventures in excess of our equity income; subtract cash distributions that we make to our noncontrolling partners in real estate joint ventures that we consolidate; and eliminate changes in working capital. We hold a number of interests in real estate joint ventures, and we believe that adjusting our GAAP cash flow provided by operating activities to reflect these actual cash receipts and cash payments, as well as eliminating the effect of timing differences between the payment of certain liabilities and the receipt of certain receivables in a period other than that in which the item is recognized, may give investors additional information about our actual cash flow that is not incorporated in cash flow from operating activities as defined by GAAP.

We believe that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from our core operations as it gives investors important information about our liquidity that is not provided within cash flow from operating activities as defined by GAAP, and we use this measure when evaluating distributions to stockholders.

As we are still in our offering and investment stage, we also consider our expectations as to the yields that may be generated on existing investments and our acquisition pipeline when evaluating distribution to stockholders.

Adjusted cash flow (used in) operating activities for all periods presented is as follows:

	YEARS ENDED DECEMBER 31, 2011	2010
Cash flow used in operating activities	$ (1,091,232)	$ (61,299)
Adjustments:		
Distributions received from equity investments in real estate in excess of equity income, net	—	—
Changes in working capital	517,203	(236,252)
ADJUSTED CASH FLOW (USED IN) OPERATING ACTIVITIES	**$ (574,029)**	**$(297,551)**
DISTRIBUTIONS DECLARED[(a)]	**$1,046,913**	**$ —**

(a) For the year ended December 31, 2011, all distributions were sourced from offering proceeds.

While we believe that Adjusted cash flow from operating activities is an important supplemental measure, it should not be considered an alternative to cash flow from operating activities as a measure of liquidity. This non-GAAP measure should be used in conjunction with cash flow from operating activities as defined by GAAP. Adjusted cash flow from operating activities, or similarly titled measures disclosed by other REITs, may not be comparable to our Adjusted cash flow from operating activities measure.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. Our ventures currently have debt obligations with fixed interest rates. We currently have no foreign operations and are not exposed to foreign currency fluctuations. We have a limited number of investments, which are exposed to concentrations within the lodging industry and within the limited geographic areas in which we have invested to date.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Carey Watermark Investors Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, equity and cash flows present fairly, in all material respects, the financial position of Carey Watermark Investors Incorporated and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 22, 2012

Consolidated Balance Sheets

	December 31, 2011	2010
Assets		
Equity investments in real estate	$ 33,465,628	$ –
Cash and cash equivalents	8,030,723	332,989
Due from affiliates	194,003	–
Other assets	84,728	–
TOTAL ASSETS	**$41,775,082**	**$332,989**
Liabilities and Equity		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 333,390	$ 190,752
Due to affiliates	456,367	45,500
Distributions payable	441,135	–
TOTAL LIABILITIES	**1,230,892**	236,252
Commitments and contingencies (Note 5)		
Equity:		
CWI stockholders' equity:		
Common stock $0.001 par value; 300,000,000 shares authorized; 4,791,523 and 23,222 shares issued and outstanding, respectively	4,792	23
Additional paid-in capital	42,596,056	208,977
Distributions in excess of accumulated losses	(2,056,658)	(297,888)
TOTAL CWI STOCKHOLDERS' EQUITY	**40,544,190**	(88,888)
Noncontrolling interest	—	185,625
TOTAL EQUITY	**40,544,190**	96,737
TOTAL LIABILITIES AND EQUITY	**$41,775,082**	**$332,989**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

	YEARS ENDED DECEMBER 31, 2011	2010
Operating Expenses		
General and administrative	$ (1,612,111)	$(297,551)
Property expenses	(170,694)	–
	1,782,805	297,551
Other Income and Expenses		
Income from equity investments in real estate	1,081,590	–
Interest expense (Note 3)	(10,642)	–
	1,070,948	**—**
NET LOSS	**$ (711,857)**	**$(297,551)**
Loss Per Share		
BASIC AND DILUTED	**$ (0.27)**	**$(31.65)**
Weighted Average Shares Outstanding		
BASIC AND DILUTED	**2,630,328**	**9,402**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Equity

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DISTRIBUTIONS IN EXCESS OF ACCUMULATED LOSSES	TOTAL CWI STOCKHOLDERS	NON-CONTROLLING INTEREST	TOTAL
BALANCE AT JANUARY 1, 2010	1,000	1	$ 8,999	$ (337)	$ 8,663	$ —	$ 8,663
Shares, $0.001 par value, issued to the advisor at $9.00 per share	22,222	22	199,978		200,000	–	200,000
Contribution from noncontrolling interest						185,625	185,625
Net loss				(297,551)	(297,551)	–	(297,551)
BALANCE AT DECEMBER 31, 2010	23,222	23	208,977	(297,888)	(88,888)	185,625	96,737
Net loss				(711,857)	(711,857)	–	(711,857)
Shares issued, net of offering costs	4,760,301	4,761	42,063,634		42,068,395	–	42,068,395
Reallocation of contributions from noncontrolling interest			185,625		185,625	(185,625)	–
Stock-based compensation	8,000	8	137,820		137,828	–	137,828
Distributions declared ($0.4000 per share)				(1,046,913)	(1,046,913)	–	(1,046,913)
BALANCE AT DECEMBER 31, 2011	**4,791,523**	**$4,792**	**$42,596,056**	**$(2,056,658)**	**$40,544,190**	**—**	**$40,544,190**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	YEARS ENDED DECEMBER 31, 2011	2010
Cash Flows — Operating Activities		
Net loss	$ (711,857)	$ (297,551)
Adjustments to net loss:		
Stock-based compensation expense	137,828	–
(Decrease) increase in due to affiliates	(652,116)	45,500
Net changes in other operating liabilities	134,913	190,752
NET CASH USED IN OPERATING ACTIVITIES	**1,091,232)**	(61,299)
Cash Flows — Investing Activities		
Purchase of equity interests	(33,465,628)	–
NET CASH USED IN INVESTING ACTIVITIES	**(33,465,628)**	—
Cash Flows — Financing Activities		
Distributions paid	(605,778)	–
Contributions from noncontrolling interests	—	185,625
Proceeds from issuance of shares, net of issuance costs	42,860,372	200,000
Proceeds from notes payable to affiliate	6,000,000	–
Repayment of notes payable to affiliate	(6,000,000)	–
NET CASH PROVIDED BY FINANCING ACTIVITIES	**42,254,594**	385,625
Change in Cash and Cash Equivalents During the Year		
Net increase in cash and cash equivalents	7,697,734	324,326
Cash and cash equivalents, beginning of year	332,989	8,663
CASH AND CASH EQUIVALENTS, END OF YEAR	**$8,030,723**	**$332,989**

NONCASH FINANCING ACTIVITIES

Noncash financing activities include $791,976 of offering costs paid by the advisor.

SUPPLEMENTAL CASH FLOW INFORMATION:

	YEARS ENDED DECEMBER 31, 2011	2010
CASH PAYMENTS FOR INTEREST	**$ 10,694**	**$ —**

See Notes to Consolidated Financial Statements.

1 | BUSINESS

Organization

CWI is a Maryland corporation formed in March 2008 for the purpose of acquiring, owning, disposing of and, through our advisor, managing and seeking to enhance the value of, interests in lodging and lodging related properties primarily in the U.S. We intend to conduct substantially all of our investment activities and own all of our assets through our Operating Partnership. We are a general partner and a limited partner and own a 99.985% capital interest in the Operating Partnership. Carey Watermark Holdings, which is owned indirectly by WPC and Watermark Capital Partners, holds a special general partner interest in the Operating Partnership. We began operations on March 3, 2011.

We are managed by our advisor, Carey Lodging Advisors, LLC, a related party. Our advisor manages our overall portfolio, including providing oversight and strategic guidance to the independent property operators that manage our properties. Our subadvisor, CWA, LLC, a subsidiary of Watermark Capital Partners, provides services to the advisor primarily relating to acquiring, managing, financing and disposing of our assets and overseeing the independent property operators that manage the day-to-day operations of our properties. In addition, the subadvisor provides us with the services of our chief executive officer during the term of the subadvisory agreement, subject to the approval of our independent directors.

Public Offering

On September 15, 2010, our Registration Statement on Form S-11 (File No. 333-149899), covering an initial public offering of up to 100,000,000 shares of common stock at $10.00 per share, was declared effective under the Securities Act. The Registration Statement also covers the offering of up to 25,000,000 shares of common stock at $9.50 pursuant to our distribution reinvestment plan. Our initial public offering is being offered on a "best efforts" basis by Carey Financial, an affiliate of the advisor and other selected dealers. We intend to use the net proceeds of the offering to acquire, own and manage a portfolio of interests in lodging and lodging related properties. While our core strategy is focused on the lodging industry, we may also invest in other real estate property sectors. Since we began admitting stockholders on March 3, 2011 and through December 31, 2011, we raised $47,462,125. There can be no assurance that we will successfully sell the full number of shares registered.

On March 19, 2008, Carey REIT II, a wholly-owned subsidiary of WPC and an affiliate of our advisor, purchased 1,000 shares of our common stock for $9,000 and was admitted as our initial stockholder. Additionally, on August 16, 2010, we received a capital contribution of $200,000 in cash from Carey REIT II in exchange for 22,222 shares of our common stock. Carey REIT II purchased its shares at $9.00 per share, net of commissions and fees, which would have otherwise been payable to Carey Financial. On October 13, 2010, Carey Watermark Holdings purchased a capital interest in the Operating Partnership representing its special general partnership interest of 0.015% for $185,625.

2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

We had no significant operations as of December 31, 2010. Our operating expenses of $297,551 for the year ended December 31, 2010 consisted primarily of legal and audit related expenses, and administrative expenses related to fees paid to our board of directors. Activity for the year ended December 31, 2009 was nominal and, therefore, is not presented. The consolidated financial statements reflect all of our accounts, including those of our majority-owned and/or controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Basis of Consolidation

The consolidated financial statements reflect all of our accounts, including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

The Financial Accounting Standards Board ("FASB") has issued amended guidance related to the consolidation of variable interest entities ("VIEs"). The amended guidance affects the overall consolidation analysis, changing the approach taken by companies in identifying which entities are VIEs and in determining which party is the primary beneficiary, and requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amended guidance changes the consideration of kick-out rights in determining if an entity is a VIE. Additionally, the guidance requires an ongoing reconsideration of the primary beneficiary and provides a framework for the events that trigger a reassessment of whether an entity is a VIE.

We performed an analysis of all of our subsidiary entities to determine whether they qualify as VIEs and whether they should be consolidated or accounted for as equity investments in an unconsolidated venture. As a result of our assessment, we have concluded that none of our subsidiaries is a VIE and all are consolidated or accounted for as equity investments under the voting model.

We account for the capital interest held by Carey Watermark Holdings in the Operating Partnership as a noncontrolling interest. Carey Watermark Holdings' special general partner interest entitles it to receive distributions of 10% of available cash generated by Operating Partnership operations, subject to certain limitations. In addition, in the event of the dissolution of the Operating Partnership, Carey Watermark Holdings will be entitled to receive distributions of up to 15% of net proceeds, provided certain return thresholds are met for the initial investors in the Operating Partnership. During the second quarter of 2011, we reallocated $185,625 of noncontrolling interest contributions to the general partner's additional paid in capital, in accordance with Accounting Standards Codification Topic ("ASC") 810-10-45-23 Equity Method and Joint Ventures. As a result of issuing additional shares, and thereby the Operating Partnership issuing additional units, we have reallocated our equity accounts in accordance with GAAP. Based on the terms of the Operating Partnership agreement and that the initial investors not yet earning their minimal return, the non-controlling interest representing Carey Watermark Holding's interest in the Operating Partnership has absorbed the operating losses to the extent of its original investment, and accordingly, no further losses were allocated to Carey Watermark Holdings.

Cash and Cash Equivalents and Short-Term Investments

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. Our cash and cash equivalents are held in the custody of one financial institution and, these balances, at times, exceeded federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Impairments

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. We may incur impairment charges on equity investments in real estate. Our policies for evaluating whether these assets are impaired are presented below.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value. For equity investments in real estate, we calculate estimated fair value by multiplying the estimated fair value of the underlying investment's net assets by our ownership interest percentage.

Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our stockholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to stockholders. If we fail to qualify for taxation as a REIT for any taxable year, our income will be taxed at regular corporate rates, and we may not be able to qualify for treatment as a REIT for that year and the next four years. Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to state, local and foreign taxes on our income and property and to income and excise taxes on our U.S. undistributed income.

Certain of our unconsolidated subsidiaries have elected to be treated as TRSs. In general, a TRS may perform additional services for our investments and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax.

Organization and Offering Costs

The advisor has paid various organization and offering costs on our behalf, a portion of which we became liable for under the advisory agreement on March 3, 2011 (Notes 3 and 6). As funds are raised, we accrue costs incurred in connection with the raising of capital as deferred offering costs. Upon receipt of offering proceeds we charge the deferred offering costs to stockholders' equity as appropriate. Such reimbursements will not exceed regulatory cost limitations. Organization costs are expensed as incurred and are included in General and administrative expenses in the financial statements.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage. Earnings for our equity method investments are recognized in accordance with each respective investment agreement and, where applicable, based upon the allocation of the investment's net assets at book value as if the investment were hypothetically liquidated at the end of each reporting period.

Stock-Based Compensation

We have granted restricted share units ("RSUs") to certain employees of our subadvisor and our independent directors. Stock-based compensation expense for awards made to non-employees is based on the fair value of the services received. Stock-based compensation expense for awards made to directors is based on the grant date fair value estimated in accordance with current accounting guidance for share-based payments. We recognize these compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award. We include stock-based compensation within General and administrative expense.

Acquisition Costs

We immediately expense all acquisition costs and fees associated with transactions deemed to be business combinations, but we capitalize these costs for transactions deemed to be acquisitions of an asset or equity investment. During the year ended December 31, 2011, we capitalized $2,011,381, related to our acquisitions that were finalized during the second and third quarters of 2011.

Loss Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, loss per share, as presented, represents both basic and dilutive per-share amounts for all periods presented in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Future Accounting Requirements

The following ASUs promulgated by the FASB are applicable to us in future reports, as indicated:

ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs – In May 2011, the FASB issued an update to ASC 820, *Fair Value Measurements*. The amendments in the update explain how to measure fair value and do not require additional fair value measurements, nor are they intended to establish valuation standards or affect valuation practices outside of financial reporting. These new amendments will impact the level of information we provide, particularly for level 3 fair value measurements and the measurement's sensitivity to changes in unobservable inputs, our use of a nonfinancial asset in a way that differs from that asset's highest and best use, and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the balance sheet but for which the fair value is required to be disclosed. These amendments are expected to impact the form of our disclosures only, are applicable to us prospectively and are effective for our interim and annual periods beginning in 2012.

ASU 2011-05 and ASU 2011-12, Presentation of Comprehensive Income – In June and December 2011, the FASB issued updates to ASC 220, *Comprehensive Income*. The amendments in the initial update change the reporting options applicable to the presentation of other comprehensive income and its components in the financial statements. The initial update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. Additionally, the initial update requires the consecutive presentation of the statement of net income and other comprehensive income. Finally, the initial update required an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income; however, the update issued in December 2011 tabled this requirement for further deliberation. These amendments impact the form of our disclosures only, are applicable to us retrospectively and are effective for our interim and annual periods beginning in 2012.

ASU 2011-10, Derecognition of in Substance Real Estate - a Scope Clarification – In December 2011, the FASB issued an update to clarify that when a parent (reporting entity) ceases to have a controlling financial interest (as described in ASC subtopic 810-10, *Consolidation*) in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance in subtopic 360-20, *Property, Plant and Equipment*, to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. Under this new guidance, even if the reporting entity ceases to have a controlling financial interest under subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary's operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. This amendment is applicable to us prospectively for deconsolidation events occurring after June 15, 2012 and will impact the timing in which we recognize the impact of such transactions, which may be material, within our results of operations.

ASU 2011-11, Disclosures about Offsetting Assets and Liabilities – In December 2011, the FASB issued an update to ASC 210, *Balance Sheet*, which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of IFRS. This standard will be effective for our fiscal quarter beginning January 1, 2014 with retrospective application required. We do not expect the adoption will have a material impact on our statement of financial position.

3 | AGREEMENTS AND TRANSACTIONS WITH RELATED PARTIES

Agreements with the Advisor and Subadvisor

We have an advisory agreement with the advisor to perform certain services for us, including managing the offering and our overall business, identification, evaluation, negotiation, purchase and disposition of lodging related properties and the performance of certain administrative duties. The agreement that is currently in effect was renewed for an additional year pursuant to its terms effective September 30, 2011. The advisor entered into a subadvisory agreement with the subadvisor, whereby the advisor pays 20% of the fees earned under the advisory agreement to the subadvisor. We also have an arrangement with the subadvisor whereby the subadvisor provides personnel services to us. The following tables present a summary of fees we paid and expenses we reimbursed to the advisor, subadvisor and other affiliates in accordance with the agreements:

	YEARS ENDED DECEMBER 31, 2011	2010
Amounts included in operating expenses:		
Asset management fees	$ 170,694	$ –
Acquisition fees	157,485	–
Distributions of available cash	–	–
Personnel reimbursements	487,574	–
Organization costs	73,598	–
Excess operating expenses	(681,565)	–
Interest expense	10,642	–
	$ 218,428	**$ –**
Other transaction fees incurred:		
Acquisition fees	$ 1,784,793	$ –
Selling commissions and dealer manager fees	4,601,875	–
Offering costs	868,980	–
	$7,255,648	**$ –**

	YEARS ENDED DECEMBER 31, 2011	2010
Amounts payable to affiliates:		
Organization and offering costs due to the advisor	$ 942,578	$ –
Excess operating expenses due from the advisor	(681,565)	–
Other amounts due to the advisor	149,854	–
Due to Carey REIT II	45,500	45,500
	$ 456,367	**$45,500**

	YEARS ENDED DECEMBER 31, 2011	2010
Amounts due from affiliates:		
General and administrative expenses due from investees	$ 194,003	$ –
	$ 194,003	**$ –**

Asset Management Fees

We pay the advisor an annual asset management fee equal to 0.50% of the aggregate average market value of our investments. The advisor is also entitled to receive disposition fees of up to 1.5% of the contract sales price of a property as well as a loan refinancing fee of up to 1% of a refinanced loan, if certain conditions described in our prospectus are met.

Distributions of Available Cash

Carey Watermark Holdings, an affiliate of the advisor, is entitled to receive a 10% interest in distributions of available cash by the Operating Partnership and a subordinated interest of 15% of the net proceeds from the sale, exchange or other disposition of Operating Partnership assets. To date, there have been no distributions of available cash by the Operating Partnership.

Personnel Reimbursements

Pursuant to the subadvisory agreement, we reimburse the subadvisor for personnel costs and other charges. We have also granted restricted stock units to employees of the subadvisor (Note 6). The subadvisor also provides us with the services of Mr. Medzigian, our chief executive officer, during the term of the subadvisory agreement, subject to the approval of our independent directors.

Organization and Offering Costs

Pursuant to the advisory agreement, upon reaching the minimum offering amount of $10,000,000 on March 3, 2011, we became obligated to reimburse the advisor for all organization and offering costs incurred in connection with our offering, up to a maximum amount (excluding selling commissions and the dealer manager fee described below) of 2% of the gross proceeds of our offering and distribution reinvestment plan. Through December 31, 2011, the advisor has incurred organization and offering costs on our behalf of approximately $73,598 and $5,028,182, respectively. However at December 31, 2011, we were only obligated to pay $942,578 of these costs because of the 2% limitation described above.

Interest Paid to and Loans from the Advisor

During the year ended December 31, 2011, we were provided with two loans from a subsidiary of WPC to fund our investments in the joint ventures described in Note 4. The first loan was for $4,000,000 at a rate of 30-day London inter-bank offered rate ("LIBOR") plus 2.5%, which was repaid on June 6, 2011, its maturity date. The second loan was in the amount of $2,000,000 at a rate of LIBOR plus 0.9% and a maturity date of October 17, 2011. As of October 6, 2011, this loan had been repaid in full.

Acquisition Fees

The advisor receives acquisition fees of 2.5% of the total investment cost of the properties acquired and loans originated by us not to exceed 6% of the aggregate contract purchase price of all investments and loans. Included in our cost to acquire our interests in the three hotel properties described in Note 4 are acquisition fees of $1,942,278 paid to our advisor, which were capitalized.

Selling Commissions and Dealer Manager Fees

We have a dealer manager agreement with Carey Financial, whereby Carey Financial receives a selling commission of up to $0.70 per share sold and a dealer manager fee of up to $0.30 per share sold, a portion of which may be re-allowed to the selected broker dealers. During the year ended December 31, 2011, we issued 4,760,301 shares with related offering proceeds of $47,462,125, net of such commissions of $4,601,875.

Excess Operating Expenses

During the year ended December 31, 2011, we charged $681,565 back to the advisor for excess operating expenses pursuant to our advisory agreement. The agreement provides that for any four trailing quarters (with quoted variables as defined in the advisory agreement): "operating expenses" may not exceed the greater of 2% of "average invested assets" or 25% of our "adjusted net income." We may, however, become liable for these costs in the future, if our results improve or our invested assets increase substantially.

4 | EQUITY INVESTMENTS IN REAL ESTATE

Together with unrelated third parties, we own interests in three lodging properties through joint ventures that we do not control but over which we exercise significant influence, as described below. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from other-than-temporary impairments, if any).

Earnings for our equity method investments are recognized in accordance with each respective investment agreement and, where applicable, based upon the allocation of the investment's net assets at book value as if the investment were hypothetically liquidated at the end of each reporting period. Under the conventional approach, an investor applies its percentage ownership interest to the venture's net income to determine the investor's share of the earnings or losses of the venture. This approach is difficult to use if the venture's capital structure gives different rights and priorities to its investors as it is difficult to describe an investor's interest in a venture simply as a specified percentage. As we have priority return on our investments, we follow the hypothetical liquidation at book value method in determining our share of the ventures' earnings or losses for the reporting period as this method better reflects our claim on the ventures' book value at the end of each reporting period. Due to our preferred interests, we are not responsible and will not reflect losses to the extent our partners continue to have equity in the investments.

Financial statements for each of our equity investments have been provided as exhibits to this Report.

Long Beach Venture

On May 5, 2011, we completed a joint venture investment in Long Beach Venture with Ensemble, the members of which were the then owners of the leasehold interests in two waterfront hotel properties in Long Beach, California: the Hotel Maya and the Residence Inn.

We acquired a 49% interest in the Long Beach Venture with assets totaling $43,642,044, which includes our allocable share of the Long Beach Venture's debt of $22,851,003 and an acquisition fee of $1,085,206 paid to the advisor as well as other transaction costs. On the date of our acquisition, the Long Beach Venture's total capitalization, including partner equity and debt, was approximately $88,000,000. We have the right, subject to certain conditions, to increase our ownership in the Long Beach Venture to 50%. Our investment was made in the form of a preferred equity interest that carries a cumulative preferred dividend of 9.5% per year and is senior to Ensemble's equity interest. During the year ended December 31, 2011, we recognized equity earnings of $735,000 related to this venture representing our cash distribution, which was based on a hypothetical liquidation model. At December 31, 2011, the carrying amount of our investment in this venture was $20,466,041.

Both properties are subject to existing mortgage financing. The financing on the Hotel Maya is a three-year, $15,000,000 mortgage that bears interest at 6.5% per year. The financing on the Residence Inn is a 10-year, $31,875,000 mortgage that bears interest at 7.25% per year. The Long Beach Venture is a guarantor of the mortgage financing on the Hotel Maya. Ensemble has agreed to be responsible for, and has indemnified us regarding, any and all amounts due under the guarantee. Our investment was financed in part by a $4,000,000 loan from a subsidiary of WPC, which has been repaid in full (Note 3).

New Orleans Venture

On September 6, 2011, we completed a joint venture investment with HRI Properties ("HRI"), the owner of the leasehold interests in the Chateau Bourbon Hotel, an upscale full-service hotel located in the French Quarter of New Orleans, Louisiana, and an adjacent parking garage. The property also includes approximately 20,000 square feet of leasable commercial space.

We acquired an 80% interest in the New Orleans Venture with assets totaling $31,300,000, which includes our commitment related to our allocable share of the New Orleans Venture's debt and a capital contribution of $12,300,000. We paid an acquisition fee to our advisor in the amount of $857,072. The New Orleans Venture's expected project funding, including partner equity and debt, is approximately $45,700,000. Our investment was made in the form of a preferred equity interest that carries a cumulative preferred dividend of 8.5% per year and is senior to HRI's equity interest. The New Orleans Venture is subject to joint control and, therefore, we use the equity method to account for this investment. During the year ended December 31, 2011, we recognized equity earnings of $346,590 related to this venture representing our preferred return, which was received in cash. At December 31, 2011, the carrying amount of our investment in this venture was $12,999,587.

The property is subject to $23,800,000 of debt financing, consisting of a non-amortizing $22,800,000 mortgage with a fixed annual interest rate of 11.5% and maturity date of September 6, 2014 and a $1,000,000 non-recourse unsecured community development loan from the State of Louisiana with a fixed annual interest rate of 1.0% and maturity date of September 6, 2018. As of December 31, 2011, $23,009,548 of the mortgage debt had been funded. Our investment was financed in part by a $2,000,000 loan from a subsidiary of WPC, which has been repaid in full (Note 3).

5 | COMMITMENTS AND CONTINGENCIES

At December 31, 2011, we were not involved in any material litigation.

We are liable for certain expenses of the offering described in our prospectus, which include filing, legal, accounting, printing and escrow fees, which are deducted from the gross proceeds of the offering. We reimburse Carey Financial or one of its affiliates for expenses (including fees and expenses of its counsel) and for the costs of any sales and information meetings of Carey Financial's registered representatives or employees of one of its affiliates relating to the offering. The total underwriting compensation to Carey Financial and other dealers in connection with the offering shall not exceed limitations prescribed by the Financial Industry Regulatory Authority, Inc. The advisor has agreed to be responsible for the repayment of (i) organization and offering expenses (excluding selling commissions to Carey Financial with respect to shares held by clients of it and selected dealers and fees paid and expenses reimbursed to selected dealers) that exceed 2% of the gross proceeds of the offering and (ii) organization and offering expenses (including selling commissions, fees and fees paid and expenses reimbursed to selected dealers) that exceed 15% of the gross proceeds of the offering.

6 | STOCK-BASED COMPENSATION

2010 Equity Incentive Plan and Directors Incentive Plan – 2010 Incentive Plan

We maintain the 2010 Equity Incentive Plan, which authorizes the issuance of shares of our common stock to employees of the advisor and subadvisor through stock-based awards. The 2010 Equity Incentive Plan provides for the grant of RSUs, performance share units ("PSUs"), and dividend equivalent rights. We also maintain the Directors Incentive Plan — 2010 Incentive Plan which authorizes the issuance of shares of our common stock to our independent directors. The Directors Incentive Plan — 2010 Incentive Plan provides for the grant of RSUs and PSUs. A maximum of 4,000,000 awards may be granted, in the aggregate, under these two plans of which 3,957,500 shares remain for future grants.

Restricted Stock Unit Awards

We began to issue restricted stock unit awards during the year ended December 31, 2011 and issued 2,000 RSUs to each of our four independent directors. The market value of these units, which vested immediately, was $80,000, which we recognized as stock-based compensation expense. We also issued 34,500 RSUs to employees of our subadvisor during 2011. The fair value of the awards at the time of grant was $345,000, representing the fair value of the associated services and the market value of the units awarded. The non-employee awards vest over three years and had a weighted-average remaining contractual term of 2.5 years at December 31, 2011. During the year ended December 31, 2011, we recognized $137,828 in amortization expense within General and administrative expense, related to these non-employee awards.

We did not recognize any income tax benefit in earnings for our share-based compensation arrangements amounted to during the year ended December 31, 2011.

A summary of the RSU activity for the year ended December 31, 2011 follows:

	RSU AWARDS	
	SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Nonvested at January 1, 2011	–	$ –
Granted	42,500	10.00
Vested	(8,000)	10.00
Forfeited	–	–
NONVESTED AT DECEMBER 31, 2011	**34,500**	**$10.00**

7 I INCOME TAXES

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT. Under the REIT operating structure, we are permitted to deduct distributions paid to our shareholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements.

We conduct business in the various states and municipalities within the U.S., and as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. As a result, we are subject to certain state and local taxes.

At December 31, 2011 and 2010, we had no unrecognized tax benefits.

Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax year 2011 remains open to examination by the major taxing jurisdictions to which we are subject.

During 2011, we elected to treat our unconsolidated corporate subsidiaries that engage in hotel operations as TRSs. These subsidiaries own hotels that are managed on our behalf by third-party hotel management companies. Each TRS is subject to corporate federal income taxes, and provides for income taxes in accordance with current authoritative accounting guidance.

8 | SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

There was no activity during each of the quarters ended March 31 and June 30, 2010.

	THREE MONTHS ENDED			
	MARCH 31, 2011	JUNE 30, 2011	SEPTEMBER 30, 2011	DECEMBER 31, 2011
Expenses	$(719,822)	$(725,245)	$(447,542)	$ 109,804
Net (loss) income	(719,822)	(734,502)	87,474	654,993
Net (loss) income per share	(1.77)	(0.34)	0.02	0.15
Distributions declared per share	0.1000	0.1000	0.1000	0.1000

	THREE MONTHS ENDED			
	MARCH 31, 2010	JUNE 30, 2010	SEPTEMBER 30, 2010	DECEMBER 31, 2011
Expenses	$ —	$ —	$ (45,500)	(252,051)
Net loss	—	—	$ (45,500)	(252,051)
Net loss per share	—	—	(3.76)	(10.85)

CWI-HRI French Quarter Hotel Property, LLC and Subsidiary

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Members of CWI-HRI French Quarter Hotel Property, LLC and Subsidiary:

We have audited the accompanying consolidated balance sheet of CWI-HRI French Quarter Hotel Property, LLC and Subsidiary (the "Company"), as of December 31, 2011, and the related consolidated statement of operations, of capital and of cash flows from inception through the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of operations and its cash flows from inception through the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/
Pailet, Meunier and LeBlanc L.L.P.

Metairie, Louisiana
March 21, 2012

Consolidated Balance Sheet

	DECEMBER 31, 2011
Assets	
Cash	$ 1,212,860
Restricted cash	13,101,592
Accounts receivable	303,253
Other assets	737,101
Deferred tax asset	403,375
Investment in hotel, net	29,620,424
Deferred financing costs, net	1,488,385
Intangible assets, net	196,267
TOTAL ASSETS	**$47,063,257**
Liabilities and Capital	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 7,057,319
Construction costs payable	2,532,301
Deferred revenue	1,288,512
Income taxes payable	215,815
Mortgage payable	22,800,000
Note payable	209,548
TOTAL LIABILITIES	**34,103,495**
Capital	12,959,762
TOTAL LIABILITIES AND CAPITAL	**$47,063,257**

See Notes to Consolidated Financial Statements.

Consolidated Statement of Operations

	PERIOD FROM INCEPTION (SEPTEMBER 6, 2011) THROUGH DECEMBER 31, 2011
Revenues	
Rooms	$ 2,277,429
Food and beverage and other income	933,407
	3,210,836
Operating Expenses	
Rooms	(736,759)
Food and beverage and other costs	(536,892)
General & administrative	(414,034)
Organizational costs	(1,058,852)
Depreciation and amortization	(469,512)
Repairs and maintenance	(162,600)
Utilities	(130,153)
Marketing	(453,537)
Asset management fee	(30,000)
Management fee	(83,700)
Property taxes and insurance	(234,169)
Professional fees	(123,877)
Lease expense	(271,353)
Other expenses	(14,942)
	(4,720,380)
Other Income and Expenses	
Interest and loan cost expenses	(671,664)
NET LOSS BEFORE INCOME TAXES	(2,181,208)
Income Tax Benefit	187,560
NET LOSS	**$(1,993,648)**

See Notes to Consolidated Financial Statements.

Consolidated Statement of Capital

FOR THE PERIOD FROM INCEPTION (SEPTEMBER 6, 2011) TO DECEMBER 31, 2011

	CONTRIBUTED CAPITAL	DISTRIBUTIONS	ACCUMULATED DEFICIT	TOTAL
INCEPTION, SEPTEMBER 6, 2011	**$ —**	**$ —**	**$ —**	**$ —**
Contributions	15,300,000			15,300,000
Distributions		(346,590)		(346,590)
Net loss			(1,993,648)	(1,993,648)
BALANCE AT DECEMBER 31, 2011	**$15,300,000**	**$(346,590)**	**$(1,993,648)**	**$12,959,762**

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

		PERIOD FROM INCEPTION (SEPTEMBER 6, 2011) THROUGH DECEMBER 31, 2011
Cash Flows - Operating Activities		
Net loss	$	(1,993,648)
Adjustments to net loss:		
Depreciation		274,621
Amortization of deferred financing costs and other amortizable costs		194,891
Increase in accounts receivable		(303,253)
Increase in other assets		(737,101)
Increase in deferred tax assets		(403,375)
Increase in accounts payable, accrued expenses and other liabilities		7,057,320
Increase in construction costs payable		2,532,301
Increase in deferred revenue		1,288,512
Increase in income taxes payable		215,815
NET CASH PROVIDED BY OPERATING ACTIVITIES		**8,126,083**
Cash Flows - Investing Activities		
Restricted cash		(13,101,592)
Investment in hotel		(29,895,045)
Intangible assets		(205,110)
NET CASH USED IN INVESTING ACTIVITIES		**(43,201,747)**
Cash Flows - Financing Activities		
Increase in deferred financing costs		(1,674,434)
Proceeds from mortgage payable		22,800,000
Proceeds from note payable		209,548
Contributions		15,300,000
Distributions		(346,590)
NET CASH PROVIDED BY FINANCING ACTIVITIES		**36,288,524**
Change in Cash During the Period		
Net increase in cash		1,212,860
Cash, beginning of period		—
CASH, END OF PERIOD	**$**	**1,212,860**
Supplemental Cash Flow Information		
INTEREST PAID	**$**	**499,611**

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1 | ORGANIZATION AND BUSINESS

CWI-HRI French Quarter Hotel Property, LLC (the "Company") was formed on July 27, 2011 for the purpose of owning the property and operating, managing, financing, leasing, renovating, and improving the structures, buildings and improvements on the land located at 800 Iberville Street, New Orleans, Louisiana.

The members of the Company are CWI New Orleans Hotel, LLC ("CWI Member"), and Guitar Partners, LLC ("800 Canal Member") (collectively, "the Members"). In September 2011, the Members contributed cash and assets to the Company (the "Transaction") and their participation percentages are 80% and 20%, respectively. The building is a hotel comprised of 251 units with 8,500 square feet of meeting space, and approximately 22,000 square feet of commercial retail space located on real property leased by the Company from Canal Street Development Corporation ("CSDC"). French Quarter Hotel Operator, Inc. (the "Operator") is a taxable REIT subsidiary that is wholly owned by the Company.

2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period from September 6, 2011 ("Inception") through December 31, 2011 (the "Reporting Period"). Actual results could differ from those estimates.

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Basis of Consolidation

The financial statements of the Company are presented and consolidated with the financial statements of the Operator, a subsidiary that the Company controls. The Company is deemed to control another company either by ownership of a majority voting interest in the other company's equity or by incurring a contractual obligation to provide additional financial support to the other company. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

Investment in Hotel

Investment in hotel is reported inclusive of building and improvements, which was $24,632,470 less accumulated depreciation of $274,621 at December 31, 2011. Major additions and improvements are capitalized, at cost, while items which do not extend the useful lives of the assets are expensed currently. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using the straight-line method. The estimated service lives of the building and improvements are 30 years and 11 years, respectively. Additionally, Investment in hotel included $5,262,575 attributable to construction in process which had not yet been placed into service at December 31, 2011.

Impairment of Long-Lived Assets

The Company has adopted Accounting Standards Codification No. 360-10-05-4, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company reviews its investment in real estate for impairment whenever events or changes in circumstances indicate that the carrying value of such property may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the real estate to the future net undiscounted cash flow expected to be generated by the property and any estimated proceeds from the eventual disposition of the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the real estate exceeds the fair value of such property. There were no impairment losses recognized in 2011.

Amortization of Deferred Financing Costs

Costs related to the mortgage financing are amortized over the three year loan term on a straight-line basis.

Other Assets

Included in Other assets are prepaid expenses, security deposits, inventory, and prepaid franchise fees. As of December 31, 2011, prepaid expenses totaled $565,198. Inventory totaled $26,129 as of December 31, 2011, and consisted of food, beverage and supplies. Inventories are stated at lower of cost (first-in, first-out) or market. Franchise fees as of December 31, 2011 totaled $80,000 and amortization will begin at the start of the franchise term.

Intangible Assets

Intangible assets relate to in place leases, which amounted to $205,110 as of December 31, 2011, and are amortized over the remaining life of the respective leases.

Deferred Revenue

Deferred revenue consists of hotel revenues received in advance and key money received from the franchisor, Hyatt-Franchising, L.L.C. ("Hyatt"). The key money received from Hyatt will be recognized over the franchise term.

Rental Income

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases.

Income Taxes

Income taxes are provided for the tax effects of transactions of the Operator reported in the financial statements and consist of taxes currently due plus a deferred tax benefit related to the difference between the timing of revenue recognition of the key money for financial and income tax reporting. The deferred tax asset represents the future tax return consequences of the difference.

No provision or benefit for income taxes for the Company has been included in these financial statements. Taxable income or loss passes through to, and is reportable by, the members individually.

3 | CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in banks located in California and Louisiana. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per bank. As of December 31, 2011, the Company's cash balances in excess of FDIC limits, which are not insured by the FDIC, amounted to $1,225,891.

4 | MEMBERS' CAPITAL CONTRIBUTIONS

CWI Member made a cash capital contribution totaling $12,300,000 in exchange for an 80% participation percentage. 800 Canal Member made a capital contribution of property to the Company with a deemed value of $3,000,000 in exchange for a 20% participation percentage.

5 | HYATT HOTEL FRANCHISE AGREEMENT

The Operator entered into a franchise agreement with Hyatt on September 2, 2011 for the establishment and operation of a franchise system hotel. As the franchisee, the Company accepts the non-exclusive right and obligation to convert and operate the hotel in accordance with the agreement's terms and agrees to comply strictly with the hotel system's details. The agreement expires 25 years from the opening date (anticipated to be May 2012).

Application Fee

The Company paid Hyatt a non-refundable application fee of $100,000. If additional guest rooms are added to the hotel during the franchise term, the Company must pay Hyatt an additional application fee equal to $300 per additional guest room.

Key Money

Hyatt agrees to contribute to the Company a total of $4,000,000 ("Key Money"), subject to the terms of repayment indicated in the franchise agreement. If the franchise agreement terminates for any reason before 25 years from the opening date, then the Company shall pay to Hyatt any unamortized Key Money. As of December 31, 2011, the amount of Key Money contributed by Hyatt was $1,000,000. The remaining balance of $3,000,000 will be contributed upon the commencement of the hotel being operated as a Hyatt hotel, at which time the Company will begin amortizing the Key Money received.

Royalty Fee

The Company shall pay Hyatt a monthly royalty fee as follows:

(a) four percent of the hotel's gross rooms revenue and one percent of the hotel's gross food and beverage revenue accrued during the first 24 months of the term;
(b) five percent of the hotel's gross rooms revenue and two percent of the hotel's gross food and beverage revenue accrued during the 25th month of the term through the 36th month of the term; and
(c) six percent of the hotel's gross rooms revenue and three percent of the hotel's gross food and beverage revenue during the 37th month of the term through the remainder of the term.

Centralized Service Costs

The Company will be charged monthly for its equitably allocable share of centralized services costs attributable to the centralized services in which the hotel participates.

6 I WYNDHAM HOTEL FRANCHISE AGREEMENT

As a result of the Transaction, the Company entered into a new franchise agreement with the then-existing franchisor, Wyndham Hotels and Resorts, LLC ("Wyndham"), on September 3, 2011 for the continuous operation of an upscale and luxury full-service and select service hotel. As the franchisee, the Company is licensed and obligated to maintain and operate the hotel as a Wyndham hotel in a manner compliant with the agreement. The agreement expires on September 3, 2026, however, the franchise agreement will be terminated when the hotel has completed its renovation and operates under the Hyatt franchise agreement.

The hotel must comply with each and every standard, specification, policy and procedure of the system to maintain the consistency of high quality and guest service of Wyndham hotels and to enhance public acceptance of, and demand for, Wyndham hotels.

Royalty

As a condition to the continuing use of the proprietary marks and the system, the Company shall pay Wyndham a continuing monthly royalty fee accruing from and after the opening date and continuing during the term in an amount equal to five percent of the gross room revenues of the hotel.

Marketing and Global Sales Fees

The Company will pay to Wyndham a monthly amount equal to three percent of the gross room revenues of the hotel accruing from and after September 3, 2011 as a contribution to the central marketing fund. The rate may be increased periodically to an amount consistent with the central marketing fund allocation for all Wyndham hotels.

Service Fees

The Company will pay to Wyndham a monthly amount equal to two and one half percent of the gross room revenues of the hotel accruing from and after September 3, 2011. The fee will fund certain training, quality assurance, revenue management, information technology and network programs and services. The fee may increase periodically to an amount consistent with the allocation for all Wyndham hotels.

Reservation Systems Fees

Reservation system fees will accrue from and after September 3, 2011 in an amount equal to the allocated reservation center cost per reservation charged to all Wyndham hotels participating in the reservation system.

Other Fees and Charges

The Company shall pay all fees and charges for mandated central services and for any optional central services offered by the Wyndham Companies.

7 | INTANGIBLE LIABILITIES

Intangible liabilities are comprised of a below-market rent intangible resulting from the ground lease with CSDC, which will be amortized over the lease term of 99 years. As of December 31, 2011, the below-market rent intangible amounted to $5,421,105, net of accumulated amortization of $18,315, and is included in Accounts payable, accrued expenses and other liabilities in the consolidated balance sheet.

Based on the intangible liability recorded at December 31, 2011, scheduled annual net amortization of intangibles for each of the next five years is scheduled to be $54,759.

8 | MORTGAGE AND NOTE PAYABLE

Mortgage Payable

On September 2, 2011, the Company entered into a loan agreement with Canpartners Realty Holding Company IV, LLC (the "Canyon Loan") in the principal amount of $22,800,000 to finance the costs, the reserves, and to pay for certain other costs of the property approved by the lender. The loan is secured by a Leasehold Mortgage, Assignment of Leases and Rents and Security Agreement executed by the Company. The loan bears interest at a rate of 11.5% through the initial maturity date, September 2, 2014. The Company has a right, but not an obligation, to extend the term for another six months provided certain provisions included in the agreement are met. As of December 31, 2011, the principal balance amounted to $22,800,000, and accrued interest totaled $172,053. Interest expense during the Reporting Period totaled $671,664.

Note Payable

On September 2, 2011, the Company entered into a loan agreement with the State of Louisiana, Division of Administration, Office of Community Development ("OCD"), whereby OCD provided funds to the Company from the Project-based Recovery Opportunity Program (the "PROP Loan"). The principal amount of the loan is $1,000,000, bearing interest at the rate of one percent. A balloon principal payment is due on the earlier of the maturity date of the Canyon Loan or February 28, 2015. The remaining principal shall be amortized over the period from the balloon payment date and September 1, 2018. As of December 31, 2011, the outstanding balance was $209,548.

Scheduled maturities of long-term debt are as follows:

2012	$ –
2013	–
2014	23,009,548
2015	–
2016	–
Thereafter	–
TOTAL	**$23,009,548**

9 | INCOME TAXES

The Operator is a taxable REIT subsidiary which is subject to corporate federal income taxes in accordance with current authoritative guidance. During the Reporting Period, the Company recognized federal and state income tax expense of $171,881 and $43,934, respectively, and the related payables were included in Accounts payable, accrued expenses and other liabilities on the consolidated balance sheet at December 31, 2011.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2011, the Operator recorded a deferred tax asset of $403,375 resulting from the Key Money received. No valuation allowance was recorded against its deferred income tax asset at December 31, 2011 because it is more likely than not to be realized in future periods. In evaluating the Operator's ability to realize its deferred income tax assets, the Operator considers all available positive and negative evidence, including operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction by jurisdiction basis.

10 | RELATED PARTY TRANSACTIONS

Architect Agreement

In September 2011, the Company entered into an Architect Agreement with HCI Architecture, Incorporated ("HCIA"), an affiliate of 800 Canal Member, to perform professional architectural services as set forth in the agreement. As compensation for its services, HCIA shall be paid $293,000 as set forth in the agreement. During the Reporting Period, the Company paid HCIA $131,850.

Construction Management Agreement

In September 2011, the Company entered into a Construction Management Agreement with HCI Construction, Incorporated ("HCIC'), an affiliate of 800 Canal Member, to perform construction management services as set forth in the agreement. As compensation for its services, HCIC shall be paid $469,358 as set forth in the agreement. During the Reporting Period, the Company paid HCIC $50,814.

Management Fees

On September 2, 2011, the Operator entered into a management agreement with HRI Lodging, Incorporated ("HRIL"), an affiliate of 800 Canal Member. The agreement has a term of ten years with automatic one year renewal terms unless either party provides a termination notice. HRIL agreed to operate the hotel in accordance with the management agreement, the approved budget, the hotel lease, the hotel franchise standards, and the operational standards of HRIL. HRIL shall have the right to determine operating policy, standards of operation, quality of service and any other matters affecting customer relations or the efficient management and operation of the hotel.

As remuneration for its services, the Company will pay HRIL a monthly base management fee equal to 3% of total revenues and an annual incentive management fee equal to 1% of net cash flow. The aggregate management fees shall not exceed 3.5% of total revenues in any fiscal year. Base management fees of $83,700 were earned during the Reporting Period, and $14,193 is payable as of December 31, 2011 and is included in Accounts payable, accrued expenses and other liabilities on the consolidated balance sheet. No incentive management fees were earned during the Reporting Period.

Operating Lease

On September 2, 2011, the Company entered into an operating lease agreement with its subsidiary, the Operator. The leased property is comprised of the Company's leasehold interest in the hotel lease, the hotel parking lease, the lease with Bilten, L.L.C. and the lease with Mercier Realty & Investment Company. The lease is for an initial term of the later of three years or full repayment of the Canyon Loan, with automatic three-year renewal terms unless a termination notice is provided by either party. The Operator shall pay rent to the Company as follows:

Base Rent:

(i) $300,000 per annum from the effective date through December 31, 2011, and
(ii) $750,000 per annum from January 1, 2012 and thereafter for the term of the agreement.

Percentage Rent:

(i) 30% of total revenues between $7,500,000 and $9,000,000 received during a fiscal year,
(ii) 35% of total revenues between $9,000,000 and $9,500,000 received during a fiscal year,
(iii) 40% of total revenues between $9,500,000 and $10,000,000 received during a fiscal year,
(iv) 45% of total revenues between $10,000,000 and $10,500,000 received during a fiscal year, and
(v) 50% of total revenues above $10,500,000 received during a fiscal year.

During the Reporting Period, rent of $788,114 was earned by the Company. Lease expenses and rent payable recorded by the Operator and lease income and rent receivable recorded by the Company have been eliminated in consolidation.

Asset Management Fee

The Company will pay CWI Member an annual asset management fee of $90,000 in connection with asset management services provided to the Company related to the hotel and garage. The asset management fee will be prorated for partial years and is classified as an operational expense. During the Reporting Period, the Company incurred asset management fees of $30,000, which were included in Accounts payable, accrued expenses and other liabilities on the consolidated balance sheet at December 31, 2011.

11 | PROFITS AND LOSSES AND DISTRIBUTIONS

Profits and Losses

After giving effect to the special allocations set forth in the operating agreement, profits and losses should be allocated to the Members so that the capital account of each Member is equal to the excess of the distributions that would be made to the Member if the Company were dissolved over the sum of the Member's respective share of Company minimum gain and Member nonrecourse debt minimum gain and the amount that the Member is obligated (or deemed obligated) to contribute to the Company immediately prior to the hypothetical sale of assets.

Distributions

The Company shall distribute all available distributable cash from operations as follows:

(i) First, to CWI Member, until CWI Member has received cumulative distributions equal to a cumulative annual return of 8.5%, compounded annually, on the balance of CWI Member's unreturned capital contribution account, taking into account prior distributions;
(ii) Second, to 800 Canal Member, until 800 Canal Member has received non-cumulative (non-compounded) distributions equal to a non-cumulative (non-compounded) annual return of 8.5% on the balance of 800 Canal Member's unreturned capital contribution account, taking into account prior distributions; and
(iii) Thereafter, to the Members, pro rata, in proportion to their respective percentage interests.

Unless otherwise authorized by the Members, all distributable cash from the Operator's operations shall be distributed from the Operator to the Company and shall be deemed part of the Company's distributable cash from operations.

12 | LEASE AGREEMENTS

Hotel Lease

On September 2, 2011, the Company and CSDC entered into a 99-year lease agreement for the leased premises. Under the hotel lease, the Company is required to pay several different types of rent as follows: Base Rent, Percentage Rent, Commercial Percentage Rent Participation, Base Commercial Rent Participation, and Air Rights Rent. The concepts of Base Rent and Percentage Rent pertain primarily to the hotel. The concepts of Commercial Percentage Rent Participation and Base Commercial Rent Participation pertain to the commercial space. The hotel lease also includes rental concepts, such as

Deferred Rent, Carrying Costs Rent and Landlord Administrative Expenses, but such categories of rent are not effective as long as the hotel and commercial space are operating and debt service payments under the mortgage loan are being made.

(1) Base Rent: The Company shall pay base rent on a monthly basis as follows:
   (a) Year one - $300,000 for the year;
   (b) Years two through the expiration or termination of the lease, base rent shall be adjusted (but not decreased) annually every September 2 in accordance with the CPI adjustment provisions of the hotel lease.

The Company is entitled to a reduction in the monthly base rent payable to CSDC equal to the monthly air rights rent payable and paid. During the Reporting Period, base rent in the amount of $94,607 was expensed by the Company.

(2) Percentage Rent: The Company shall pay a percentage rent in the amount of 4.5% of gross income in excess of the applicable percentage rent threshold level, calculated on an annual basis.

During the Reporting Period, no percentage rent was paid by the Company.

(3) Base Commercial Rent Participation and Commercial Percentage Rent Participation: The Company is required to pay 41% of all base and percentage commercial rent after commercial space expenses received from third parties which sublease commercial space. As of December 31, 2011, the Company had the subtenants described in Note 13.

(4) Air Rights Rent: The Company is required to pay air rights rent in the amount of $501.89 per month, increasing by 15% on December 1, 2013 and every five years thereafter.

During the Reporting Period, air rights rent in the amount of $1,923 was expensed by the Company.

(5) Bilten Property Lease: The original lease of certain land and improvements designated as 811 Canal Street commenced January 1981, and has been extended multiple times since. The current term ends in December 2015 and can be extended by 15 more extensions to November 2088. The original lease was between CSDC and HRI, who assigned its interest to 800 Canal Street Limited Partnership ("800 Canal"). On September 2, 2011, 800 Canal assigned its interest to Guitar Partners, LLC, who subsequently assigned its interest to the Company.

During the Reporting Period, Bilten rent in the amount of $28,805 was expensed by the Company.

(6) Landlord Administrative Expenses (LAE): CSDC shall receive a certain minimum amount of annual revenue for landlord administrative expenses ("LAE"). LAE shall not be payable in any year in which the annual rent (other than additional rent) is equal to or greater than $73,615 per year.

During the Reporting Period, no LAE were expensed by the Company.

(7) Land Lease (Corner Lot Lease): In connection with the original hotel lease, HRI leased the lot at the southeast corner of Dauphine and Iberville Streets from Mercier Realty & Investment Company ("MRIC"). HRI assigned its interest in the lease to 800 Canal, who assigned its interest to Guitar Partners, LLC, who subsequently assigned its interest to the Company. The lease had an initial term of 10 years commencing on January 1, 1993, with 8 renewal options, each for an additional 10 years, and a final renewal option for 74 months. The Company exercised the first 10 year renewal option for a term ending December 31, 2012. The Company shall pay a minimum guaranteed rent under the land lease agreement to MRIC. Annual rent shall be increased annually by the CPI factor as outlined in the lease agreement.

During the Reporting Period, land lease rent in the amount of $6,551 was expensed by the Company.

Hotel Parking Lease

On September 2, 2011, CSDC and the Company entered into a 99-year lease agreement for 150 parking spaces located in a garage adjacent to the hotel. The terms and conditions of the lease will be negotiated after the initial 30-year period of the term and each successive 10 year period thereafter.

Under the hotel parking lease, the Company is required to pay fixed minimum rent and percentage rent and contribute to a capital improvements fund as follows:

(1) Fixed Minimum Rent:
 (a) $209,569.92 during the first five years of the initial period, plus the period from the effective date through December 31, 2011;
 (b) $250,000 during the second five year period of the initial period; and
 (c) During the last 20 years of the initial period, the fixed minimum rent shall be increased annually by the greater of (i) 3% of the fixed minimum rent for the previous year or (ii) the amount by which the CPI has increased during the previous year.

(2) Percentage Rent: The annual percentage rent shall be 50% of the difference between (i) gross garage revenue after subtracting hotel valet parking income and (ii) to the extent paid by the Company, the sum of Company's proportionate share of operating costs, operating expenses, insurance premiums, the monthly capital improvement fund deposit, and fixed minimum rent.

(3) Monthly Capital Improvement Fund Deposit: The monthly deposit to the capital improvements fund is the lesser of (i) net garage revenue less operating expenses and fixed minimum rent or (ii) $2,000.

During the Reporting Period, the Company expensed total parking rent of $82,035. Additionally, the Company expensed $7,667 related to the monthly deposit required for capital improvements. As of December 31, 2011, the Company owed CSDC parking rent of $26,254.

13 I COMMERCIAL SUBLEASES

The Company is the assuming lessor of three commercial leases which existed at the time of the Transaction. The leases are as follows:

Subtenant - Red Fish Grill

The lease with 115 Bourbon, L.L.C. ("Red Fish Grill") is for the operation of a restaurant, bar, restaurant-related catering and/or other related purposes having a character and quality similar to and consistent with that of the hotel as of the date of the execution of the lease, with sales of food and alcoholic beverages primarily on premises, and the kitchen, office, and support facilities necessary for this use.

The term of the lease is for forty years and commenced on January 16, 1997.

(1) Fixed Rents: During the remaining term, Red Fish Grill is obligated to pay a fixed minimum rent to the Company on a monthly basis as follows:
 (a) Years eleven through fifteen (2007-2011) - $15.00 per square foot or 80% of previous lease year's combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year's fixed minimum rent;
 (b) Years sixteen through twenty (2012-2016) - $17.50 per square foot or 80% of previous lease year's combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year's fixed minimum rent;
 (c) Years twenty-one through twenty-five (2017-2021) - $20.00 per square foot or 80% of previous year's combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year's fixed minimum rent;

(d) Years twenty-six through thirty (2022-2026) - $22.50 per square foot or 80% of previous lease year's combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year's fixed minimum rent;
(e) Years thirty-one through thirty-five (2027-2031) - $25.00 per square foot or 80% of previous lease year's combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year's fixed minimum rent; and
(f) Years thirty-six through forty (2032-2036) - $27.50 per square foot or 80% of previous lease year's combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year's fixed minimum rent.

(2) Percentage Rent: Red Fish Grill will pay a percentage of gross receipts as follows:

INCREMENT OF GROSS RECEIPTS	PERCENTAGE
$0 - $3,000,000	3%
$3,000,001 - $6,000,000	5%
Excess over $6,000,000	4.5%

(3) Operating Costs: Red Fish Grill will pay a proportionate share of all costs incurred by the Company for management, maintenance or capital improvements to the building.
(4) Real Estate Tax and Insurance Expenses: Red Fish Grill will also reimburse the Company for a proportionate share of expenses for real estate taxes and insurance paid.

Subtenant - Storyville

The lease with Storyville District New Orleans, L.L.C. ("Storyville") is for the operation of an entertainment club having a character and quality similar to and consistent with that of the hotel, featuring live musical performances and/or other entertainment, a bar, or lounge, which may serve food and alcoholic and non-alcoholic beverages and the necessary kitchen, office, and support facilities appropriate for this use.

The term of the lease is for forty years and commenced on May 15, 1998. Storyville has the right to terminate the lease after the tenth, fifteenth, twentieth, twenty-fifth, thirtieth, and thirty-fifth lease years. In the event Storyville's gross receipts for the five-year period ending with the twentieth lease year (excluding from such five-year period the two lease years with the highest and lowest gross receipts), are less than $5,500,000 per year on average, the lease shall automatically terminate at the end of the twentieth lease year.

(1) Fixed Rent: During the remaining term, Storyville shall pay fixed minimum rent to the Company on a monthly basis as follows:
(a) Years eleven through fifteen (May 2008-May 2013) - $20.00 per square foot ($187,275 per lease year) or 65% of previous lease year's combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year's fixed minimum rent;
(b) Years sixteen to twenty (May 2013-May 2018) - $22.00 per square foot ($206,003 per lease year) or 65% of previous lease year's combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year's fixed minimum rent;
(c) Years twenty-one to twenty-five (May 2018-May 2023) - $24.00 per square foot ($224,730 per lease year) or 65% of previous lease year's combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year's fixed minimum rent;
(d) Years twenty-six to thirty (May 2023-May 2028) - $26.00 per square foot ($243,458 per lease year) or 65% of previous lease year's combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year's fixed minimum rent;

(e) Years thirty-one to thirty-five (May 2028-May 2033) - $28.00 per square foot ($262,185 per lease year) or 65% of previous lease year's combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year's fixed minimum rent; and
(f) Years thirty-six to forty (May 2033-May 2038) - $30.00 per square foot ($280,913 per lease year) or 65% of the previous year's combined percentage rent and fixed minimum rent whichever is greater, but not less than the previous year's fixed minimum rent.

Notwithstanding the foregoing, fixed minimum rent shall be adjusted every three years beginning in year thirteen to be the greatest of (i) the dollar amount set forth above for the applicable option period, or (ii) 65% of previous lease year's combined percentage rent and fixed minimum rent, or (iii) 80% of the average of the combined percentage rent and fixed minimum rent for the previous three lease years, but not less than the previous lease year's fixed minimum rent.

(2) Percentage Rent: Storyville is obligated to pay the Company a percentage rent of gross receipts as follows:

INCREMENT OF GROSS RECEIPTS	PERCENTAGE
$0 - $4,000,000	5%
$4,000,001 - $6,000,000	6%
Excess over $6,000,000	7%

(3) Operating Costs: Storyville is obligated to pay a proportionate share of all costs incurred by the Company for management, maintenance or capital improvements to the building.
(4) Real Estate Tax and Insurance Expenses: Storyville will also reimburse the Company for a proportionate share of expenses for real estate taxes and insurance paid.

Subtenant - Studio E

The lease with Studio E, LLC ("Studio E") is for the operation of a first-class hair salon, with the retail sale of related merchandise that is customary in first-class hair salons and with the right to hang artworks on the wall for sale but only in conjunction with the primary use of the leased premises as a first-class hair salon. The term of the lease is for five years commencing September 15, 2008. Studio E shall have one option to extend the lease term for a period of five lease years.

(1) Fixed Rent: Studio E is obligated to pay the Company as fixed minimum rent for the leased premises, the following amounts:

YEARS	MONTHLY	ANNUAL
Initial Term (September 2008 – 2013)	$1,500	$18,000
Extension Term (2013 – 2018)	$1,725	$20,700

(2) Operating Costs: Studio E is obligated to pay a proportionate share of all costs incurred by the Company for management, maintenance or capital improvements to the building.
(3) Real Estate Tax and Insurance Expenses: Studio E will also reimburse the Company for a proportionate share of expenses for real estate taxes and insurance premiums paid.
(4) Utilities: Studio E will pay the Company, as additional rent, a monthly charge for electrical service that is equal to $78.17 per month ($2.00 per square foot per year), which amount will be increased annually, on or before the first

day of each lease year by three percent. Studio E will pay the Company, as additional rent, a monthly charge for water that is equal to $39.09 per month ($1.00 per square foot per year), which amount will be increased annually, on or before the first day of each lease year by three percent.

14 | RESTRICTED CASH

In conjunction with the loan agreement, the franchise agreement, and the hotel management agreement, the Company has established specific restricted cash accounts, as listed below:

Interest Reserve	$ 1,231,253
Tax and Insurance Reserve	201,600
Renovation Reserve	10,071,206
FF&E Reserve	(100)
Operating Shortfall Reserve	1,153,210
Construction Disbursement	444,423
TOTAL RESTRICTED CASH	**$13,101,592**

15 | ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expense was $15,598 during the Reporting Period.

16 | HISTORIC TAX CREDITS

As part of the renovation to convert from a Wyndham hotel to a Hyatt hotel, the Company is entitled to an estimated historical tax credit of approximately $2,900,000, subject to adjustment based on final renovation costs, upon meeting certain conditions including, but not limited to, obtaining a certification of completed work of the renovation. The Company has entered into an agreement to sell the tax credits to a third party at a transfer price of $0.76 per $1.00 of tax credit, upon the entitlement of such credits.

17 | SUBSEQUENT EVENTS

FASB Accounting Standards Codification Topic 855, *Subsequent Events* addresses events which occur after the balance sheet date but before the issuance of financial statements. An entity must record the effects of subsequent events that provide evidence about conditions that existed at the balance sheet date and must disclose but not record the effects of subsequent events which provide evidence about conditions that existed after the balance sheet date. Additionally, Topic 855 requires disclosure relative to the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued. Management evaluated the activity of CWI-HRI French Quarter Hotel Property, LLC and Subsidiary through March 21, 2012, the date the financial statements were issued, and concluded that no subsequent events have occurred that would require disclosure in the Notes to the Financial Statements.

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Long Beach Hotel Properties, LLC

TABLE OF CONTENTS

Report of Independent Auditors

To the Members of Long Beach Hotel Properties, LLC

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in members' equity and of cash flows present fairly, in all material respects, the financial position of Long Beach Hotel Properties, LLC and its subsidiaries (the "Company"), at December 31, 2011, and the results of their operations and their cash flows for the period from May 5, 2011 (date of acquisition) to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Irvine, California
March 20, 2012

Consolidated Balance Sheet

	DECEMBER 31, 2011
Assets	
Current assets	
Cash and cash equivalents	$ 2,903,900
Accounts receivable, net	561,600
Prepaid expenses and other assets	682,900
TOTAL CURRENT ASSETS	**4,148,400**
Restricted cash	428,900
Notes receivable	1,469,400
Investments in hotels, net	62,754,900
Deferred franchise fees	32,300
Deferred loan costs	293,000
Prepaid ground leases	6,623,700
TOTAL ASSETS	**$75,750,600**
Liabilities and Members' Equity	
Current liabilities	
Accounts payable	$ 573,800
Advance deposits	359,200
Accrued expenses and other payables	1,403,300
Current portion of debt	593,500
TOTAL CURRENT LIABILITIES	**2,929,800**
Debt	45,689,000
TOTAL LIABILITIES	**48,618,800**
Commitments and contingencies (Note 11)	
Members' equity	27,131,800
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$75,750,600**

See Notes to Consolidated Financial Statements.

Consolidated Statement of Operations

	PERIOD FROM MAY 5, 2011 (ACQUISITION) THROUGH DECEMBER 31, 2011
Revenues	
Rooms	$ 9,021,500
Food and beverage and other income	4,857,500
TOTAL REVENUES	13,879,000
Operating Expenses	
Rooms	2,557,500
Food and beverage	3,200,700
General & administrative	1,069,900
Repair & maintenance	595,200
Utilities	468,200
Marketing	1,170,600
Management fees	324,000
Property taxes & insurance	719,100
Asset management fee to related party	56,000
Professional fees	944,800
Depreciation	2,100,300
Ground lease	72,900
State tax fees	4,900
Other expenses	369,300
TOTAL OPERATING EXPENSES	**13,653,400**
NET OPERATING INCOME	**225,600**
Other (Income) and Expenses	
Interest income	(67,000)
Interest and loan cost expenses	2,272,700
NET LOSS	**$ (1,980,100)**

See Notes to Consolidated Financial Statements.

Consolidated Statement of Changes in Members' Equity

FOR THE PERIOD FROM MAY 5, 2011 (DATE OF ACQUISITION) THROUGH DECEMBER 31, 2011

	CONTRIBUTED CAPITAL	DISTRIBUTIONS	ACCUMULATED DEFICIT	TOTAL
BALANCE AT MAY 5, 2011 (ACQUISITION)	$ 56,680,600	$ (19,589,800)	$ (7,243,900)	$ 29,846,900
Net loss	–	–	(1,980,100)	(1,980,100)
Distributions	–	(735,000)	–	(735,000)
BALANCE AT DECEMBER 31, 2011	**$56,680,600**	**$(20,324,800)**	**$(9,224,000)**	**$27,131,800**

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	PERIOD FROM MAY 5, 2011 (ACQUISITION) TO DECEMBER 31, 2011
Cash Flows from Operating Activities	
Net loss	$ (1,980,100)
Adjustments to net loss:	
Depreciation	2,100,300
Amortization of deferred loan costs	86,400
Amortization of prepaid ground leases	72,900
Amortization of deferred franchise fees	2,500
Changes in assets and liabilities:	
Accounts receivable	(101,100)
Prepaid expenses and other assets	747,200
Accounts payable	(170,600)
Accrued expenses and other payables	155,800
Advance deposits	14,400
NET CASH PROVIDED BY OPERATING ACTIVITIES	**927,700**
Cash Flows from Investing Activities	
Improvements and additions to investments in hotels	(327,100)
Notes receivable	101,500
Change in restricted cash	(179,600)
NET CASH USED IN INVESTING ACTIVITIES	**(405,200)**
Cash Flows from Financing Activities	
Repayment of debt	(356,600)
Cash distributions to members	(735,000)
NET CASH USED IN FINANCING ACTIVITIES	**(1,091,600)**
Decrease in cash and cash equivalents	(569,100)
Cash and cash equivalents, beginning of period	3,473,000
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$ 2,903,900**
Supplemental Disclosure of Cash Flow Information	
Cash paid during the period from May 5, 2011 through December 31, 2011 for:	
INTEREST	**$ 2,110,600**

See Notes to Consolidated Financial Statements.

1 | NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATED FINANCIAL STATEMENTS

Long Beach Hotel Properties, LLC (the "Company") was incorporated on June 26, 2007 under the laws of the State of California and shall continue until terminated or by operation of law.

The Company owns two hotels in the port of Long Beach, California, through its wholly-owned subsidiaries, Queensbay Hotel, LLC ("Queensbay") operating as "The Hotel Maya," a Doubletree by Hilton, and Portside Partners, LLC ("Portside") operating as "Residence Inn" by Marriott. The Company's managing member is Ensemble Hotel Partners, LLC ("EHP"). Profit and loss allocations for the Company are based on the terms of the operating agreement.

CWI Contribution Agreement

On May 5, 2011, the Company entered into a Contribution Agreement with CWI Long Beach Hotels, LLC ("CWI"). In exchange for approximately $19,699,000 in capital contributions, CWI received a 49% interest in the Company. The original membership interests in the Company were distributed to the original members who, in turn, formed LBHP-Ensemble Partners, LLC ("LEP") and LEP was then admitted as a 51% member of the Company. CWI's investment was made in the form of preferred equity interest that carries a cumulative preferred dividend of 9.5% per year and is senior to EHP's equity interest. CWI has the option to acquire an additional 1% interest in the Company for $402,000 upon meeting the requirements of a Qualified Real Estate Investor and receiving written confirmation of such from Residence Mortgage Lender. Management has determined there was not a change in control of the Company as a result of the CWI Contribution Agreement and that the transaction did not constitute a business combination. Accordingly the Company's consolidated financial statements were not subject to a step-up in basis at the time of CWI's investment.

In connection with the CWI capital contribution, during 2011, the Company elected to treat a corporate subsidiary which engages in hotel operations as a taxable REIT subsidiary ("TRS"). A TRS is subject to corporate federal income taxes, and the TRS provides for income taxes in accordance with ASC 740, "*Income Taxes.*"

The Hotel Maya

The Hotel Maya was purchased for approximately $11,531,300 in March 2005 and has 199 guest rooms with 194 in operation. The hotel is operating under a franchise agreement from Doubletree Franchise, LLC (Note 7). The Hotel Maya operates as a full service hotel with indoor and outdoor meeting and banquet space. There is also a water parcel with an operating marina. The primary customers include leisure transient guests, business travelers and group and wedding attendees.

Residence Inn

The Residence Inn was developed collaboratively by EHP and Ensemble Real Estate Services, LLC, an affiliate of EHP. The Residence Inn, placed in service in May 2009, has 178 suites and is an extended stay hotel operated as a Residence Inn by Marriott, LLC ("Marriott") (Note 6). The Residence Inn customer base includes primarily business travelers, extended stay guests and some leisure guests. The Residence Inn is a limited service hotel.

2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with Rule 3-09 of Regulation S-X, full financial statements of significant equity investments are required to be presented in the annual report of the investor. For purposes of S-X 3-09, the investee's separate annual financial statements should only depict the period of the fiscal year in which it was accounted for by the equity method by the investor. Accordingly, the accompanying consolidated financial statements have been prepared for the period from May 5, 2011 (date of acquisition) to December 31, 2011.

Principles of consolidation

The accompanying consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts have been eliminated in consolidation.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, at the time of purchase, to be cash equivalents. Cash and cash equivalents include amounts in non-interest bearing checking accounts and an interest-bearing money market account.

Accounts receivable, net

Accounts receivable is primarily comprised of receivables related to hotel guests and is presented net of an allowance for doubtful accounts. The Company provides for a reserve at the time collectability is considered doubtful. As of December 31, 2011, allowance for doubtful accounts was $2,900.

Prepaid expenses and other assets

Prepaid expenses include prepaid insurance, prepaid property taxes and other prepaid expenses. As of December 31, 2011, prepaid expenses totaled $247,500. Other assets include an amount due from Marriott totaling $358,100, and inventories totaling $77,300 as of December 31, 2011. Inventories consist of food, beverage and supplies and are stated at lower of cost (first-in, first-out) or market.

Restricted cash

Restricted cash represents monthly deposits to cover costs of replacements, renewals and additions to furniture, fixtures, and equipment and routine capital expenditures ("FF&E Reserve") as required by the management agreement with Marriott (Note 6).

Notes receivable

Notes receivable includes accrued interest. Interest is recognized as earned (Note 3).

Investments in hotels

The investments in hotels are stated at cost less accumulated depreciation. The book value of property and equipment, acquired through a purchase, are based upon the allocation of the purchase price at the time of acquisition. All other additions are stated at cost. Property, plant and equipment are depreciated on the straight-line method over the following estimated useful lives:

Buildings and improvements	10 to 39 years
Furniture, fixtures and equipment	3 to 7 years

Expenditures for maintenance and repairs are expensed as incurred. Upon sale, retirement or other disposal, the asset cost and related accumulated depreciation are removed from the accounts, and the net amount less any proceeds is charged or credited to income.

The Company assesses the fair value of acquired real estate assets (including land, buildings, site improvements, above- and below-market leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities) in accordance with ASC 805, *"Business Combinations,"* and allocates the fair value or purchase price, as warranted, to the acquired assets and assumed liabilities. The Company assesses and considers fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that are deemed appropriate, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions.

Impairment

The carrying value of long-lived assets including hotels, capitalized development costs and notes receivable are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual investments may not be recoverable. An impairment charge is recognized when estimated future cash flows (undiscounted and without interest charges) are less than the carrying amount of the investments. The estimation of future cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economics and market conditions and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the Company's long-lived assets. To the extent that an impairment has occurred, the excess of the carrying amount of the long-lived assets over its estimated fair value will be charged to income. At December 31, 2011, management believed there was no impairment of the carrying value of its long-lived assets.

Deferred franchise fees

Initial franchise fees are capitalized and amortized over the term of the agreement on a straight-line basis and are reflected as a component of other expenses. The initial franchise fee for the Doubletree by Hilton franchise, commencing November 1, 2010, was $37,500. The net carrying amount of deferred franchise fees was $32,300 at December 31, 2011. Deferred franchise fees expense was $2,500 for the period from May 5, 2011 through December 31, 2011 (Note 7).

Deferred loan costs

Loan costs are deferred and expensed over the term of the loan using the straight-line method which approximates the effective interest method. For the period from May 5, 2011 through December 31, 2011, loan cost amortization expense amounted to $86,400 and is reflected as a component of interest and loan cost expenses in the accompanying consolidated statements of operations.

Prepaid ground leases

On December 31, 2010, the Company entered into a contribution agreement with QW Land Holding Company, LLC ("QWL"), to assign the Queensbay ground sublease and Portside ground sublease to Queensbay and Portside, respectively. The prepaid ground leases are expensed on a straight-line basis over the term of the lease (60 - 62 years). Ground lease amortization expense was $72,900 for the period from May 5, 2011 through December 31, 2011.

Advance deposits

The Company defers advances received for group reservations, weddings and other events. The amount deferred for group reservations, weddings and other events was $359,200 at December 31, 2011. The Company will recognize revenue when occupancy or the event occurs, or when an advance deposit is forfeited.

Income taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes. Taxable income or loss will be allocated in accordance with the operating agreement to the individual members. In addition, no provision has been made in the financial statements for federal income taxes since a liability for such taxes is the responsibility of the individual members. The Company is subject to the applicable state limited liability company fee and the fee is reflected as state tax fees in the accompanying financial statements. Any penalties or interest incurred in relation to filing respective tax returns will be paid by the Company.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Management has determined that no such reserves were required at December 31, 2011.

Revenue recognition

The Company recognizes room rental, food and beverage and other revenues upon providing the related services. Sales and occupancy taxes collected from customers submitted to taxing authorities are not recorded in revenue.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash deposited with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company believes it places cash balances with quality financial institutions, which limits its credit risk.

Diversification risk

The assets of the Company are concentrated in the real estate sector. Accordingly, the Company's investments may be subject to more rapid change in value than would be the case if the Company were to maintain a wide diversification among investments or industrial sectors. Furthermore, even within the real estate sector, the investment portfolio is concentrated in terms of geography and type of real estate investment. This lack of geographic diversification may also subject the investments of the Company to more rapid change in value than would be the case if the assets of the Company were more widely diversified.

3 I NOTES RECEIVABLE

Portside entered into a Transient Occupancy Tax ("TOT") Reimbursement Agreement with the City of Long Beach ("the City") on July 16, 2008. In connection with soil improvement work performed on the property subleased by Portside, the City executed an agreement for a refund of Portside's TOT not to exceed $1,500,000. The agreement commenced October 1, 2009 and accrues interest at 7% per annum. On October 1, 2009, per the agreement, the City reimbursed an amount equal to 25% of the total TOT revenue paid to the City by Portside during the previous year. Annually, thereafter, the City must make principal payments of $150,000 and interest payments on all interest accrued to date, but not to exceed 25% of the annual TOT revenue paid by Portside to the City. The agreement terminates on October 1, 2018, at which time the remaining unpaid principal and interest must be paid in full or the terms of the agreement must be extended until all outstanding principal and interest is paid to Portside. The note is unsecured and Portside has the right to assign its interest in the agreement to any person or entity which legally succeeds to the interests of Portside under the sublease, in accordance with all transfer requirements contained in the sublease. The balance on the note, including interest, was $1,381,400 at December 31, 2011.

Also included in notes receivable at December 31, 2011 is $88,000 in working capital advances made to Marriott as part of the Company's management agreement (Note 6). The receivable is non-interest bearing and is due upon termination of the management agreement.

4 | INVESTMENTS IN HOTELS

Investments in hotels consist of the following:

	DECEMBER 31, 2011
Buildings and improvements	$ 63,052,600
Furniture, fixtures, and equipment	9,798,400
	72,851,000
Less accumulated depreciation	(10,096,100)
NET INVESTMENT IN HOTELS	**$62,754,900**

Depreciation expense for the period from May 5, 2011 through December 31, 2011 was $2,100,300.

5 | RENTAL INCOME

The Company subleased a portion of its land, the space commonly known as "Water Parcel IV," a commercial water area located on Queensbay's property, to Harbor Light Landing, LLC ("Subtenant"). The Subtenant pays rent based on 10% of gross mooring, slip rental revenue and other similar water parcel operations and 5% of gross charter, group, yacht club membership, corporate and other similar office operations. The sublease terminates March 31, 2020. Rental income related to the sublease for the period from May 5, 2011 through December 31, 2011 was $29,400 and was reflected in Food & beverage and other income in the accompanying consolidated statement of operations.

6 | MANAGEMENT FEES

The Hotel Maya

In May 2011, the Company entered into a management agreement with EHP to manage The Hotel Maya's operations. The management agreement is for a seven-year term, with automatic one year renewal terms. The management fee is 3% of total revenues paid monthly in arrears. No management fees were incurred for the period from May 5, 2011 through December 31, 2011 due to a negotiation with CWI to waive management fees through December 31, 2011.

Residence Inn

Marriott manages the Residence Inn property. Under the management agreement with Marriott, effective May 11, 2007 and amended March 23, 2009, the Company pays monthly management fees equal to the base management fee (6% of Residence Inn's gross revenue from June 2009 through August 2011 and 7% from September 2011 onward) and an incentive management fee based on Residence Inn's Available Cash Flow, as defined in the management agreement. Additionally, pursuant to the management agreement, the Company must maintain an FF&E Reserve. The FF&E Reserve percentage, calculated as a percentage of gross revenue, ranges from 2% to 4% in 2011. During 2012, the FF&E Reserve percentage increased to 5% and shall remain at 5% until termination of the management agreement in 2032. The agreement shall automatically renew for two additional 10 year terms, unless written notice of election not to renew is given 365 days prior to expiration of the agreement. Additionally, under the management agreement with Marriott, the Company pays marketing fees, which are calculated as 2.5% of guest room revenues. Marketing fees paid to Marriott were $110,000 for the period from May 5, 2011 through December 31, 2011, and were reflected in Marketing in the accompanying consolidated statements of operations.

Management fees were $324,000 for the period from May 5, 2011 through December 31, 2011.

7 | FRANCHISE FEES

The Hotel Maya

Pursuant to Queensbay's franchise agreement, effective November 1, 2010 and terminating August 31, 2020, with Doubletree Franchise, LLC, a subsidiary of Hilton Worldwide, the Company is obligated to pay a monthly program fee of 4% of The Hotel Maya's gross room revenue plus monthly royalty fees based on the schedule below:

	ROYALTY FEE AS A PERCENTAGE OF GROSS ROOMS REVENUE
11/2010 - 10/2012	2.5%
11/2012 - 10/2013	3.0%
11/2013 - 10/2014	3.5%
11/2014 - 10/2015	4.0%
11/2015 - 10/2020	5.0%

Franchise fees expense was $117,000 for the period from May 5, 2011 through December 31, 2011, and was reflected in Marketing in the accompanying consolidated statement of operations.

Residence Inn

Pursuant to Portside's management agreement with Marriott (Note 6), the Company does not pay any franchise fees for the Residence Inn.

8 | LONG-TERM DEBT

Long-term debt is summarized as follows:

	DECEMBER 31, 2011
(i) Torrey Pines Loan	$ 14,796,700
(ii) Connecticut General Loan	31,485,800
	$46,282,500

(i) On January 24, 2011, the Company obtained financing from Torrey Pines Bank in the amount of $15,000,000. The loan provides for monthly principal and fixed interest payments and matures on February 4, 2014 with the right, but not obligation, to extend for two additional 12-month terms, provided the Company is not in default and meet certain financial ratios at the time of the delivery of the extension notice and pays an extension fee. The interest rate is fixed at 6.5% per annum. As of December 31, fair value of the debt was estimated to be $15,092,500.

(ii) On August 10, 2007, Portside entered into a debt agreement with Connecticut General Life Insurance Company ("Connecticut General") for $31,875,000 at a fixed rate of 7.25% per annum. The debt is secured by a Leasehold Deed of Trust, Security Agreement with Assignment of Rents and Fixture Filing, and a first priority security interest in personal property and assignment of rents and leases. During the first three years of the loan, Portside shall pay Connecticut General monthly interest only payments. At the commencement of the fourth year, Portside shall pay Connecticut General monthly principal and interest payments on the basis of a 30 year amortization until the loan matures on September 1, 2017, at which time the remaining unpaid principal and accrued and unpaid interest is due. As of December 31, 2011, the fair value of the debt was estimated to be $32,729,900.

As of December 31, 2011, the Company was in compliance with all financial covenants.

Interest expense was $2,186,400 for the period from May 5, 2011 through December 31, 2011.

The following is a summary of principal payments and maturities of debt obligations:

YEARS ENDING DECEMBER 31,	AMOUNT
2012	$ 593,500
2013	638,900
2014	14,655,200
2015	419,400
2016	450,900
Thereafter	29,524,600
TOTAL	**$46,282,500**

9 I RELATED-PARTY TRANSACTIONS

In May 2011, the Company entered into a management agreement with EHP to manage The Hotel Maya. The management agreement is for a seven-year term, with automatic one-year renewal terms. The management fee will total 3% of total monthly revenues and will be paid monthly in arrears. No management fees were incurred for the period from May 5, 2011 through December 31, 2011 due to a negotiation with CWI to waive management fees through December 31, 2011.

The Company pays $84,000 in annual operating and accounting fees to the manager, EHP, payable in equal monthly installments. For the period from May 5, 2011 through December 31, 2011, the fees amounted to $56,000.

10 I INCOME TAXES

We have elected to treat our wholly-owned corporate subsidiary, which engages in hotel operations, as a TRS, and it is, therefore, subject to taxation. State income tax expense of $800 was included for the period from May 5, 2011 through December 31, 2011 and its related payable was included in Accrued expenses and other payables as of December 31, 2011. There was no federal income tax as a result of the loss of the TRS for the period.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2011, the TRS recorded a deferred tax asset of $45,588 resulting from the vacation payable. The TRS has a full valuation allowance against its deferred income tax asset as of December 31, 2011 because it is not more likely than not to be realized in future periods. In evaluating the TRS' ability to realize its deferred income tax assets, the TRS considers all available positive and negative evidence, including operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction by jurisdiction basis.

11 | COMMITMENTS AND CONTINGENCIES

Rent expense under non-cancellable ground leases, amounted to $72,900 for the period from May 5, 2011 through December 31, 2011. The Company also leases office equipment under various lease agreements that amounted to $36,200 for the period from May 5, 2011 through December 31, 2011, and are reflected in various operating department expenses in the accompanying consolidated statement of operations.

From time to time, the Company is involved with legal proceedings and claims arising in the ordinary course of business. The Company maintains adequate liability insurance, and, in the opinion of the Company, any ultimate liability from such claims will not have a material effect on the financial position, results of operations or cash flows of the Company. There were no unresolved claims as of December 31, 2011.

12 | SUBSEQUENT EVENT

Management evaluated the activity of the Company through March 20, 2012, the date the financial statements were issued, and concluded that no subsequent events have occurred that would require disclosure in the Notes to the Consolidated Financial Statements.

Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, Corporate Property Associates 16 – Global Inc., 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2011, including the financial statements and schedules.

Corporate Information

BOARD OF DIRECTORS

Trevor P. Bond

Chairman of the Board;
President and Chief Executive Officer,
W. P. Carey & Co. LLC

Michael G. Medzigian

Chief Executive Officer and Director;
Chairman and Managing Partner,
Watermark Capital Partners, LLC

Charles S. Henry

President and Founder,
Hotel Capital Advisers, Inc.

Michael D. Johnson

Dean of Cornell University's
School of Hotel Administration

Robert E. Parsons, Jr.

Executive Vice President and
Chief Financial Officer,
Exclusive Resorts, LLC

William H. Reynolds, Jr.

Senior Managing Director,
MHR Capital, LLC

AUDITORS

PricewaterhouseCoopers LLP

EXECUTIVE OFFICES

Carey Watermark Investors Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

TRANSFER AGENT

DST Systems, Inc.

Regular Mail:
W. P. Carey & Co.
c/o DST Systems, Inc.
P. O. Box 219145
Kansas City, MO 64121-9415

1-888-241-3737
www.wpcarey.com/shareholderaccess

ANNUAL MEETING

June 28, 2012 at 4:00 p.m.
at the Executive Offices

FORM 10-K

A Copy of The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained at www.sec.gov or without charge by writing the Executive Offices at the above address.

E-DELIVERY

To receive future investor-related correspondence electronically go to www.wpcarey.com/shareholderaccess

WEBSITE

www.CAREYWATERMARK.com

E-MAIL

CWI@wpcarey.com

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